EXHIBIT 99.1

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS OF SHOPIFY INC.

TO BE HELD JUNE 27, 2023

May 12, 2023

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS OF SHOPIFY INC.

To the shareholders of Shopify Inc.:

Notice is hereby given of the annual general meeting (the "Meeting") of the shareholders (the "shareholders") of Shopify Inc. ("Shopify" or the "Company"). The Meeting will be held online via live audio webcast and shareholders will have an equal opportunity to attend the Meeting, vote their shares, participate in real-time and ask questions, regardless of geographic location. Shareholders and duly appointed proxyholders can attend the Meeting online, vote their shares electronically and submit questions during the Meeting by visiting www.virtualshareholdermeeting.com/SHOP2023.

Date:	June 27, 2023

Time:	9 a.m. (Eastern Time)

Virtual Meeting Site:	Virtual meeting via live audio webcast at www.virtualshareholdermeeting.com/SHOP2023

Business of the Meeting:	(a) receiving our financial statements for the year ended December 31, 2022, including the auditor's report thereon;
(b) electing eight (8) directors to our Board of Directors, who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed;
(c) re-appointing PricewaterhouseCoopers LLP as our auditors and authorizing the Board of Directors to fix their remuneration;
(d) considering an advisory, non-binding resolution on our approach to executive compensation; and
(e) transacting any other business that may properly come before the Meeting and any postponement(s) or adjournment(s) thereof.

Shareholders at the close of business on May 16, 2023 (the record date of the Meeting) are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof.

Meeting Materials

Accompanying this Notice is the related management information circular (the "Circular") of Shopify, which provides information relating to the matters to be addressed at the Meeting. Also accompanying this Notice is a form of proxy (the "Form of Proxy") to vote your shares.

We are using notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") to deliver the Circular and our annual consolidated financial statements to both our registered and non-registered

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shareholders. You will still receive a Form of Proxy or a voting instruction form in the mail, which you may use to vote your shares, but instead of receiving a paper copy of the Circular and our annual consolidated financial statements, you will receive a notice with instructions indicating how you can access those documents electronically, as well as how to request a paper copy.

Notice-and-access gives shareholders more choice, reduces our printing and mailing costs, and is more environmentally friendly as it reduces materials use and energy consumption. The Circular and our annual consolidated financial statements are each available at https://materials.proxyvote.com/82509L, on our website at investors.shopify.com, on SEDAR at sedar.com and on EDGAR at sec.gov. All shareholders are reminded to review the Circular before voting.

You may request a paper copy of the Circular and/or our annual consolidated financial statements, at no cost to you, up to one year from the date the Circular was filed on SEDAR. You may make such a request at any time prior to the Meeting by calling Broadridge Investor Communications Corporation ("Broadridge") at 1-877-907-7643 or accessing www.proxyvote.com and providing your 16-digit control number. After the Meeting, requests may be made via our website investors.shopify.com/resources/request-information, by email at IR@Shopify.com or by phone at 1-613-241-2828 ext. 1024.

Registered shareholders and duly appointed proxyholders will be able to attend the Meeting online at www.virtualshareholdermeeting.com/SHOP2023 where they will be able to participate, vote and submit questions, all in real time, during the Meeting's live audio webcast, provided they are connected to the internet and comply with the requirements set out in the Circular. Details on how you may participate in the proceedings can be found on our website at investors.shopify.com.

Voting instructions and proxyholder appointments must be received by Broadridge by 9:00 a.m. (ET) on June 23, 2023 (or, if the Meeting is adjourned or postponed, by 9:00 a.m. (ET) two (2) business days before the day on which the Meeting is reconvened). Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Beneficial (non-registered) shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary should carefully follow the instructions of their intermediary to ensure that their shares are voted at the Meeting in accordance with their instructions. If you would like a person, other than the management nominees identified on the Form of Proxy or voting instruction form, to attend and participate online at the Meeting as your proxy and vote your shares, including if you are a beneficial (non-registered) shareholder and wish to appoint yourself as proxyholder to vote online at the Meeting, you MUST submit your Form of Proxy or voting instruction form identifying such proxyholder or appoint such proxyholder online at www.proxyvote.com or by returning the Form of Proxy by mail in the enclosed business reply envelope, by the proxy cut-off. Shareholders must provide their appointed proxyholder with the EXACT NAME used for the appointment and the EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to allow appointees to access the Meeting and

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vote. Appointees can only be validated at the Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER entered by the shareholder. If shareholders DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, THEIR APPOINTEE WILL NOT BE ABLE TO ACCESS AND VOTE AT THE MEETING. Beneficial (non-registered) shareholders who have not appointed themselves as proxyholder will be able to attend the Meeting online in real-time and submit questions, but will not be able to vote at the Meeting. If you are a beneficial shareholder, please refer to Section 1 - Voting Information in the Circular for additional information on how you may appoint yourself proxyholder, attend the Meeting online and vote your shares by online ballot at the Meeting.

Dated May 12, 2023.
BY ORDER OF THE BOARD OF DIRECTORS,

Jessica Hertz
General Counsel and Corporate Secretary
Shopify Inc.

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Summary

This summary contains highlights of some of the important information contained in this Circular. This summary does not contain all of the information that you should consider. You should read this entire Circular before voting.

Shareholder Voting Matters

Voting Matter	Board Recommendation	For more information see pages
Election of directors	FOR each nominee	12 - 22
Appointment of PricewaterhouseCoopers LLP as auditors	FOR	23 - 24
Advisory vote on executive compensation	FOR	25

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1. Election of Directors
(see Section 2(1) - Election of Directors)

Name	Age	Independent	Director Since	Position	Committees	Board and Committee Attendance in 2022	Other Public Boards	Votes FOR in 2022
Tobias Lütke	42	No	2004	CEO, Shopify	–None	100%	1	98.68%
Robert Ashe	64	Yes	2014	Corporate Director	–Lead Independent Director –Audit Committee –Compensation and Talent Management Committee –Nominating and Corporate Governance Committee (Chair)	100%	1	94.81%
Gail Goodman	62	Yes	2016	Corporate Director	–Audit Committee –Compensation and Talent Management Committee (Chair)	94.74%	0	98.47%
Colleen Johnston	64	Yes	2019	Corporate Director	–Audit Committee (Chair) –Nominating and Corporate Governance	100%	1	98.37%
Jeremy Levine	49	Yes	2011	Partner at Bessemer Venture Partners	–Nominating and Corporate Governance	100%	1	98.46%
Toby Shannan	53	No	2023	Former COO, Shopify	–None	N/A	0	N/A
Fidji Simo	37	Yes	2021	CEO, Instacart	–None	100%	0	99.77%
Bret Taylor	42	Yes	New nominee	Former Co-CEO, Salesforce	–N/A	N/A	0	N/A
John Phillips is currently a director and a member of the Compensation and Talent Management Committee, but is not standing for re-election at the Meeting. John Phillips attended 100% of the Board and Compensation and Talent Management Committee meetings in 2022, sits on no other public boards and received 99.12% votes FOR at the 2022 annual meeting of shareholders.

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2. Appointing PricewaterhouseCoopers LLP as Auditors
(see Section 2(2) - Appointment of Auditors)

PricewaterhouseCoopers LLP Chartered Professional Accountants ("PWC"), the present auditors of the Company, have acted as the Company's auditors since August 2011. In 2022, 99.69% of votes cast were in favor of appointing PWC as the Company's auditors.

3. Advisory Vote on Executive Compensation
(see Section 2(3) - Advisory Resolution on Executive Compensation)

Shopify is presenting a non-binding advisory vote on the Company's approach to executive compensation as part of our process of shareholder engagement. Since this is an advisory vote, the results will not be binding. However, the Board of Directors and the Compensation and Talent Management Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase their engagement with shareholders on compensation and related matters. In 2022, 93.68% of votes cast were in favor of the Company's approach to executive compensation.

Please also see Section 3: Compensation of Executives of this Circular for more information about our approach to executive compensation.

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MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Shopify Inc. (the "Company" or "Shopify") for use at the annual general meeting (the "Meeting") of shareholders of Shopify (the "shareholders"), which will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/SHOP2023 on June 27, 2023 at 9:00 a.m. (Eastern Time), or at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying notice of annual general meeting of shareholders of Shopify (the "Notice of Meeting").

A summary of the information shareholders will need to attend and participate in the Meeting is set out below under the heading Section 1: Voting Information.

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

Information Contained in this Circular

All information in this Circular is presented as of April 28, 2023, unless otherwise indicated.

Unless the context requires otherwise, references in this Circular to "Shopify", "we", "us", "our", or the "Company" include Shopify and all of its subsidiaries. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.

Share Split

On June 7, 2022, Shopify's shareholders approved a ten-for-one split (the "Share Split") of the Company's Class A subordinate voting shares and Class B multiple voting shares ("Class B restricted voting shares"), whereby each shareholder received nine additional Class A subordinate voting shares and Class B restricted voting shares, as applicable, for every one share held. All share amounts presented herein have been adjusted to reflect the impact of the Share Split.

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Presentation of Financial Information

We prepare and report our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our reporting currency is U.S. dollars.

Currency and Exchange Rate

We express all amounts in this Circular in U.S. dollars, except where otherwise indicated. References to "$", "US$", "USD" or "U.S. dollars" are to United States of America dollars and references to "C$" or "CAD" are to Canadian dollars. Unless otherwise indicated, the exchange rate used is based on the December 31, 2022 Bank of Canada daily average exchange rate for the conversion of U.S. dollars into Canadian dollars, which was US$1.00 = C$1.35.

The following table sets forth the closing, high, low and average exchange rates for one (1) U.S. dollar in terms of Canadian dollars for fiscal years ended December 31, 2022, 2021 and 2020 and for the three-month period ended March 31, 2023, as reported by the Bank of Canada based on the daily average exchange rate published by the Bank of Canada.

	Year ended December 31 (CAD)			Three-month Period ended March 31 (CAD)
	2022	2021	2020	2023
Rate at end of Period	1.3544	1.2678	1.2732	1.3533
Average rate during Period	1.3011	1.2535	1.3415	1.3525
High during Period	1.3856	1.2942	1.4496	1.3807
Low during Period	1.2451	1.2040	1.2718	1.3312
On April 28, 2023, the Bank of Canada daily average exchange rate for the conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3578.

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Principal Shareholders

As of April 28, 2023, the only person who, to the knowledge of the directors and executive officers of the Company, directly or indirectly beneficially owns or exercises control or direction over more than 10% of any class of shares of the Company, is the Company's CEO, Tobias Lütke. The approximate number of shares owned, controlled or directed by Mr. Lütke, together with the percentage of the class of shares so owned, controlled or directed as of April 28, 2023, is set forth in the table below.

Class of Share	Number of Shares Owned, Controlled or Directed	Percentage of Outstanding Class Owned, Controlled or Directed	Percentage of Votes Attaching to all Outstanding Shares Owned, Controlled or Directed
Class A Subordinate Voting Shares	613,612(1)	0.05%	0.03%
Class B Restricted Voting Shares	78,918,520(2)	99.27%	39.29%
Founder Share(3)	1	100%	0.71%
Aggregate voting power attached to all of the Company's outstanding voting shares			40.03%

1 Consists of 335,442 Class A subordinate voting shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own and 296,170 Class A subordinate voting shares held directly by Tobias Lütke.
2 Consists of 67,298,750 Class B restricted voting shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own, and 11,619,770 Class B restricted voting shares held directly by Tobias Lütke.
3 See "Share Structure" in Section 4 - Corporate Governance Policies and Practices of this Circular. The Founder Share provides a variable number of votes and takes into account the number of Class B restricted voting shares held directly or indirectly by Tobias Lütke.

All directors and executive officers as a group (12 persons) owned beneficially or exercised control or direction over 39,845,919 Class A subordinate voting shares, or 3.32% of that class, 78,918,520 Class B restricted voting shares, or 99.27% of that class, and one Founder Share, or 100% of that class, as of April 28, 2023, representing 9.29% of the total issued and outstanding shares and 41.27% of the aggregate voting power attached to all of the Company's outstanding voting shares. These amounts include 100% of the shares held by Klister Credit Corp., which is 50% owned by John Phillips. Catherine Phillips owns the remaining 50% of Klister Credit Corp.

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NOTICE TO UNITED STATES SHAREHOLDERS

Shopify is a corporation organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The financial statements and other financial information included or incorporated by reference in this Circular have been presented in U.S. dollars except where otherwise noted, and were prepared in accordance with accounting principles generally accepted in the United States, but are subject to Canadian auditing standards, which differ from United States auditing standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

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SECTION 1: VOTING INFORMATION

When is the Meeting?

The Meeting will be held at 9:00 a.m. (Eastern Time) on June 27, 2023. The Meeting will be held virtually. Shareholders will be able to attend and participate in the Meeting via live audio webcast at www.virtualshareholdermeeting.com/SHOP2023.

What will I be voting on?

You will be voting on:

a)the election of directors of the Company, who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed (see page 12);
b)the appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorizing the directors to fix their remuneration (see page 23);
c)an advisory, non-binding resolution in respect of Shopify's approach to executive compensation (see page 25); and
d)any other business that may properly come before the Meeting.

The Company's Board of Directors and management recommend that you vote FOR each of the director nominees nominated in this Circular; FOR the appointment of PricewaterhouseCoopers LLP as the auditors of the Company and the authorization of the directors to fix their remuneration; and FOR the advisory, non-binding resolution in respect of Shopify's approach to executive compensation.

Who is soliciting my proxy?

The management of Shopify is soliciting your proxy. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, by fax, by internet, in writing, or in person. The Company may also use the services of outside firms to solicit proxies.

Who pays for the proxy solicitation?

The cost of soliciting proxies will be borne by the Company. The Company will reimburse brokers, custodians, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial shareholders.

Who is entitled to vote and how many shares are eligible to vote?

The holders of Class A subordinate voting shares, Class B restricted voting shares and the Founder Share as at the close of business on May 16, 2023, or their duly appointed proxyholders or representatives, are entitled to vote at the Meeting.

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The Company has three classes of shares currently issued. The Company's Class A subordinate voting shares are listed on the New York Stock Exchange ("NYSE") (NYSE: SHOP) and on the Toronto Stock Exchange ("TSX") (TSX: SHOP). The Company's Class B restricted voting shares, which are not listed on any exchange, can be converted at any time at the option of the holder into Class A subordinate voting shares on a 1:1 basis. The Company's Founder Share, which is not listed on any exchange, provides a variable number of votes that represent, when combined with the votes attached to certain other voting shares of the Company beneficially owned or controlled by Mr. Lütke, his immediate family and affiliates, at least 40% of the aggregate voting power attached to all of the Company’s outstanding voting shares, provided that such variable number of votes does not cause the aggregate voting power of Mr. Lütke and his immediate family and affiliates to exceed 49.9% of the aggregate voting power attached to all of the Company’s outstanding voting shares.

As of April 28, 2023, 1,199,454,828 Class A subordinate voting shares, 79,501,075 Class B restricted voting shares, one Founder Share and no preferred shares were issued and outstanding and the Class A subordinate voting shares represent 93.78% of the total issued and outstanding shares and 59.71% of the aggregate voting power attached to all of the Company's outstanding voting shares, the Class B restricted voting shares represent 6.22% of the total issued and outstanding shares and 39.58% of the aggregate voting power attached to all of the Company's outstanding voting shares and the Founder Share represents a de minimis percentage of the total issued and outstanding shares and 0.71% of the aggregate voting power attached to all of the Company's outstanding voting shares.

How many votes do I have?

Holders of the Company's Class A subordinate voting shares have one vote for every share owned and holders of the Company's Class B restricted voting shares have ten votes for every share owned.

What are the voting requirements?

The election of directors, the appointment of auditors and the approval of an advisory, non-binding resolution on the Company's approach to executive compensation will each be determined by a majority of votes cast at the Meeting by proxy or by shareholders attending the Meeting. For details concerning the majority voting requirements with respect to the election of directors, please refer to "Majority Voting" in Section 4 - Corporate Governance Policies and Practices of this Circular.

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What is the quorum requirement for the Meeting?

A quorum is present at the Meeting if the holders of at least 25% of the shares entitled to vote at the Meeting attend the Meeting online or are represented by proxy, and at least two persons entitled to vote at the Meeting are present at the Meeting online or represented by proxy. A quorum need not be present throughout the Meeting provided that a quorum is present at the opening of the Meeting. If a quorum is not present at the time appointed for the opening of the Meeting or within a reasonable time after, the shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business.

How do I know if I am a registered shareholder or a non-registered (beneficial) shareholder?

You are a registered shareholder if your shares are registered directly in your name with our transfer agent, Computershare Investor Services Inc. ("Computershare").

You are a non-registered shareholder (also called a beneficial shareholder) if your shares are held in the name of a nominee, such as a securities broker, bank, trustee, or other financial institution (an "Intermediary"). Employees who hold shares through Shopify's equity platform in connection with shares issued under our equity plans are beneficial shareholders.

How do I attend and participate in the Meeting?

The Meeting will be held virtually via live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to participate in real-time, submit questions and vote at the Meeting, shareholders and duly appointed proxyholders must follow the instructions below.

Registered shareholders and duly appointed proxyholders will be able to attend, participate in and vote at the Meeting at www.virtualshareholdermeeting.com/SHOP2023. If you are a non-registered shareholder and wish to personally attend and vote at the Meeting, you must appoint yourself as proxyholder by following the instructions provided by your Intermediary.

To access the Meeting, registered shareholders must enter the 16-digit control number included on their Form of Proxy. Duly appointed proxyholders, including non-registered shareholders who appoint themselves as proxyholder, must use an eight character "Appointee Identification Number" to access the Meeting. The Appointee Identification Number must be created BEFORE the proxy deadline or the appointee will not be able to access and vote at the Meeting (see additional details below). Non-registered shareholders who have not appointed themselves as proxyholder will be able to use the 16-digit control number located on their voting instruction form to attend the Meeting and submit questions, but will not be able to vote at the Meeting. Guests will be able to attend the Meeting, but will not be able to submit questions or vote. To attend as a guest, go to www.virtualshareholdermeeting.com/SHOP2023.

The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure that you have a strong, preferably

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high-speed, internet connection from wherever you intend to participate in the Meeting. The Meeting will begin promptly at 9:00 am (Eastern Time) on June 27, 2023. Online check-in will begin starting 15 minutes prior at 8:45 am (Eastern Time). You should allow ample time for check-in procedures.

If you encounter any difficulties accessing the Meeting during check-in or during the Meeting time, please call the technical support number that will be posted on the Meeting log-in page.

How do I vote if I am a registered shareholder?

If you are a registered shareholder, you can vote your shares using the methods described below.

By internet:

Visit www.proxyvote.com. You will need your 16-digit control number located on your Form of Proxy. The voting cut off is 9:00 am (Eastern Time) on June 23, 2023.

By telephone:

Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 16-digit control number located on your Form of Proxy. The voting cut off is 9:00 am (Eastern Time) on June 23, 2023.

By mail:

Complete, sign and date the Form of Proxy and return the Form of Proxy in the mail in the business reply envelope to Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9. Broadridge must receive the Form of Proxy by 9:00 am (Eastern Time) on June 23, 2023.

At the Meeting:

Go to www.virtualshareholdermeeting.com/SHOP2023 at least 15 minutes before the Meeting begins and enter your 16-digit control number included in your Form of Proxy and click "Enter Here". Follow the instructions to access the Meeting and vote when prompted.
Shareholders are encouraged to vote in advance of the Meeting. Even if you currently plan to participate in the live audio webcast for the Meeting, you are encouraged to consider voting your shares in advance, so that your vote will be counted if you later decide not or are unable to attend the Meeting for any reason.

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How do I vote if I am a non-registered shareholder?

In accordance with NI 54-101, the Company has distributed copies of the Notice of Meeting and the Form of Proxy to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward these materials, along with a voting instruction form, to all non-registered shareholders for whom they hold shares unless the shareholder has waived its right to receive them. Every Intermediary provides its own voting instructions and deadlines, which you should follow carefully to ensure your shares are voted at the Meeting.

The majority of Intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails its own voting instruction forms, which contain instructions for non-registered shareholders to vote their shares by calling a toll-free telephone number, by accessing a website or by completing and returning the voting instruction form to Broadridge by mail. Broadridge then tabulates the results of all instructions received and provides directions respecting the voting of shares to be represented at the Meeting. A non-registered Shareholder receiving a voting instruction form from Broadridge cannot use that voting instruction form to vote shares directly. The voting instruction form must be returned as directed by Broadridge in advance of the Meeting in order to have the shares voted.

How do I appoint a proxyholder to represent me at the Meeting?

The persons named in the Form of Proxy and voting instruction form are officers of the Company. Each shareholder has the right to appoint a person other than the persons designated in the Form of Proxy or voting instruction form, who need not be a shareholder, to participate in the Meeting and vote on such shareholder's behalf at the Meeting. If you are a registered shareholder, this appointment may be completed online at www.proxyvote.com or by using the Form of Proxy to designate an "Appointee Name" and an eight character "Appointee Identification Number".

Shareholders who wish to appoint a proxyholder to represent them at the Meeting (including non-registered shareholders who wish to appoint themselves as proxyholder) must complete their appointment by 9:00 am (Eastern Time) on June 23, 2023 (the proxy deadline). Shareholders must provide their appointed proxyholder with the EXACT NAME used for the appointment and the EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to allow appointees to access the Meeting and vote.

Any vote cast at the Meeting by online ballot will revoke any proxy previously submitted. If you do not want to revoke a previously submitted proxy, you should NOT vote at the Meeting (but you may still attend and participate).

If you are a non-registered shareholder, this appointment may be completed by following instructions in the voting instruction form provided to you by your respective Intermediary.

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How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you have specified on the Form of Proxy how you want your shares to be voted on a particular issue (by marking FOR or AGAINST, as applicable), then your proxyholder must vote your shares accordingly.

Unless contrary instructions are provided, the shares represented by proxies received by management will be voted:

•FOR the election of each of the eight (8) director nominees nominated in this Circular;
•FOR the appointment of PricewaterhouseCoopers LLP as auditors, and authorizing the directors to fix their remuneration; and
•FOR the advisory, non-binding resolution in respect of Shopify's approach to executive compensation.

What if there are amendments or if other matters are brought before the Meeting?

The Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice or on any matter that may properly come before the Meeting or at any adjournment(s) or postponement(s) of the Meeting.

As of the date of this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy.

What if I want to change or revoke my proxy after I've given it?

If you are a registered shareholder, you can change or revoke your proxy prior to it being acted upon at the Meeting by:

•submitting written notice to the Company at corporate@shopify.com not later than the last business day before the day of the Meeting or any adjournment or postponement thereof or any adjournment or postponement thereof;
•submitting a new proxy or new voting instructions bearing a later date through any of the voting methods described above by no later than 9:00 am (Eastern Time) on June 23, 2023;
•voting online at the Meeting; or
•in any other matter permitted by law.

If you are a non-registered shareholder, you can change or revoke your proxy by following the instructions provided to you by your respective Intermediary. Non-registered shareholders who have voted and wish to change their voting instructions should contact their Intermediary as soon as possible to ensure changes are communicated sufficiently in advance of the Meeting.

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Who counts the votes?

Votes are counted and tabulated by Broadridge.

Is my vote confidential?

The confidentiality of individual shareholder votes is preserved, except (a) where the shareholder clearly intends to communicate his or her individual position to management, (b) where the validity of the form is in question, or (c) as necessary to comply with legal requirements.

Why is Shopify holding a virtual-only Meeting?

Shopify is a company of and by the internet, whose employees work remotely in a digital by design model. Accordingly, we will hold our Meeting in virtual-only format, conducted via live audio webcast. Shareholders will have an equal opportunity to participate in real time and vote at the Meeting online through a web-based platform, regardless of their geographic location. Shareholders are encouraged to vote in advance of the Meeting at www.proxyvote.com, as further described below. If you are a beneficial (non-registered) shareholder, please carefully follow the instructions provided below.

Who should I contact if I have questions?

If you have questions regarding the information contained in this Circular, you may contact Shopify's Investor Relations Department by phone at 1-613-241-2828 ext. 1024, or by email at IR@shopify.com.

If you require assistance in completing the Form of Proxy you may contact Broadridge by telephone toll free at 1-844-916-0609 (English) or 1-844-973-0593 (French). If you are a non-registered shareholder and have questions about your voting instruction form, please contact your Intermediary.

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SECTION 2: BUSINESS OF THE MEETING

Report of the Directors and Consolidated Financial Statements

The Company is using notice-and-access to deliver its audited consolidated financial statements for the fiscal year ended December 31, 2022 to its shareholders. The audited consolidated financial statements for the fiscal year ended December 31, 2022, the management's discussion and analysis and the report of the auditors are included with the Company's annual report, which is accessible on SEDAR at sedar.com, on EDGAR at sec.gov, or on our website at investors.shopify.com. Shareholders may request to receive paper copies of the financial statements at no cost by following the instructions on the notice-and-access notice.

1. Election of Directors

Our current Board of Directors consists of eight directors, Tobias Lütke, Robert Ashe, Gail Goodman, Colleen Johnston, Jeremy Levine, John Phillips, Toby Shannan and Fidji Simo. Seven of our eight currently serving directors are standing for election at the Meeting. John Phillips will not be standing for re-election in 2023. Each of the eight director nominees identified in this section will be nominated for election to the Board of Directors at the Meeting. Each of these nominees was elected at Shopify's previous annual meeting of shareholders, with the exception of Toby Shannan, who was appointed to the Board of Directors on January 1, 2023, and Bret Taylor, who is standing for election for the first time at the Meeting.

Pursuant to the Canada Business Corporations Act ("CBCA"), at least 25% of our directors must be resident Canadians. Furthermore, under the CBCA, no business may be transacted at a meeting of our Board of Directors unless 25% of the directors present are resident Canadians. The minimum number of directors we may have is one and the maximum number we may have is ten, as set out in our articles of incorporation. The CBCA provides that any amendment to our articles to increase or decrease the minimum or maximum number of our directors requires the approval of our shareholders by a special resolution.

Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders attending the meeting themselves or by proxy at a special meeting and who are entitled to vote. The directors are elected at the annual meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our restated articles of incorporation provide that, between annual meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders. Shopify is governed by the statutory majority voting requirements set forth in the CBCA. See "Majority Voting" in Section 4 - Corporate Governance Policies and Practices of this Circular for more information.

Set forth below are the names of the eight individuals who are proposed as nominees for election as directors of the Company, to serve until the next annual meeting of shareholders or until their

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successors are duly elected or appointed. The resolution to elect directors will be voted upon by shareholders, voting together as a single class, attending the Meeting themselves or represented by proxy at the Meeting.

Unless authority is withheld, the management nominees named in the Form of Proxy intend to vote FOR the election of each of the nominees proposed below, all of whom are, on the date of the Meeting, serving as directors of the Company.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favor of management nominees will be voted for another properly qualified nominee at their discretion unless authority has been withheld in the Form of Proxy.

Tobias Lütke co-founded Shopify in September 2004, and has served as a member of our board of directors since that time. Mr. Lütke has served as our Chief Executive Officer since April 2008. Prior to that, Mr. Lütke acted as our Chief Technology Officer between September 2004 and April 2008. Mr. Lütke worked on the core team of the Ruby on Rails framework and has created many popular open source libraries such as Active Merchant. Mr. Lütke currently serves on the board of Coinbase (Nasdaq).
2022 Board and Committee Attendance
Mr. Lütke is the Chair of our Board. Mr. Lütke does not sit on any Board committees. He attended each of the Board meetings held in 2022.
Current Public Directorships
Mr. Lütke currently serves on the Board of Directors of Coinbase Global Inc. (Nasdaq).
Share, Option and RSU Holdings
Shares: Mr. Lütke and 7910240 Canada Inc., which Mr. Lütke is deemed to beneficially own, currently hold 631,612 Class A subordinate voting shares, 78,918,520 Class B restricted voting shares and 1 Founder Share. This represents 40.03% of the aggregate voting power attached to all of the Company's outstanding voting shares (see "Share Structure" in Section 4 - Corporate Governance Policies and Practices and "Principal Shareholders" in the Introduction of this Circular).

Tobias Lütke
42
Ontario, Canada	Options: Mr. Lütke also currently holds 2,357,694 options to purchase Class A subordinate voting shares under our Stock Option Plan.
Director since 2004
Non-Independent	2022 Annual Meeting Votes
Mr. Lütke received 98.68% of all votes cast at our 2022 Annual and Special Meeting.

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Robert Ashe held a variety of positions over 24 years with increasing responsibility at Cognos Incorporated, a business intelligence and performance management software company. Mr. Ashe ultimately served as Chief Executive Officer of Cognos Incorporated from 2005 to 2008 before the company was acquired by IBM. Mr. Ashe remained with IBM as a general manager of business analytics from 2008 to 2012. Mr. Ashe holds a Bachelor of Commerce from the University of Ottawa and is a Fellow of the Institute of Chartered Accountants of Ontario.
2022 Board and Committee Attendance
Mr. Ashe is our Lead Independent Director, Chair of our Nominating and Corporate Governance Committee and a member of our Audit Committee and Compensation and Talent Management Committee. He attended every Board, Nominating and Corporate Governance Committee, Compensation and Talent Management Committee and Audit Committee meeting held in 2022.
Current Public Directorships
Mr. Ashe currently serves on the Board of Directors of MSCI Inc. (NYSE).
Share, Option and RSU Holdings
Robert Ashe	Shares: Mr. Ashe currently owns 422,792 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
64
Ontario, Canada	Options: Mr. Ashe currently holds 16,240 options to purchase Class A subordinate voting shares under our Stock Option Plan.
Director since 2014
Independent	RSUs: Mr. Ashe currently holds 7,990 Restricted Share Units (RSUs) under our LTIP. DSUs: Mr. Ashe currently holds 10,158 Deferred Share Units (DSUs) under our LTIP.

2022 Annual Meeting Votes
Mr. Ashe received 94.81% of all votes cast at our 2022 Annual and Special Meeting.

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Gail Goodman is the former Chief Product Officer at Pepperlane, where she served from March 2019 to March 2021. Prior to Pepperlane, Ms. Goodman served as President and Chief Executive Officer of Constant Contact, a software company providing small businesses with online marketing tools to grow their businesses, for over 16 years. Over that time, Ms. Goodman served as a director and chairwoman of the board and led Constant Contact through its initial public offering and for eight years as a publicly traded company, until its acquisition by Endurance International Group Holdings, Inc. (NASDAQ) in February 2016. Ms. Goodman currently serves on the board of directors of a number of private companies and non-profits. Ms. Goodman holds a B.A. from the University of Pennsylvania and an M.B.A. from The Tuck School of Business at Dartmouth College.
2022 Board and Committee Attendance
Ms. Goodman is Chair of our Compensation and Talent Management Committee and a member of our Audit Committee. She attended every Board and Compensation and Talent Management Committee meeting and 4/5 Audit Committee meetings held in 2022.
Current Public Directorships
None.
Share, Option and RSU Holdings
Shares: Ms. Goodman currently owns 59,140 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
Gail Goodman
62	Options: Ms. Goodman currently holds 68,020 options to purchase Class A subordinate voting shares under our Stock Option Plan.
Massachusetts, United States
Director since 2016	RSUs: Ms. Goodman currently holds 7,130 Restricted Share Units (RSUs) under our LTIP.
Independent
2022 Annual Meeting Votes
Ms. Goodman received 98.47% of all votes cast at our 2022 Annual and Special Meeting.

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Colleen Johnston is the former Chief Financial Officer of Toronto-Dominion Bank. Prior to her retirement in 2018, Ms. Johnston spent 14 years at TD, ten of which she spent as Group Head, Finance, Sourcing, Corporate Communications and Chief Financial Officer. Prior to TD, Ms. Johnston held senior leadership roles at Scotiabank over the course of 15 years, including as CFO of Scotia Capital. Ms. Johnston currently serves on the board of directors of a number of private companies and non-profits, including her role as Chair of the Unity Health Toronto board of directors. Ms. Johnston holds a Bachelor of Business Administration from York University's Schulich School of Business and is a Fellow of the Institute of Chartered Accountants of Ontario.
2022 Board and Committee Attendance
Ms. Johnston is Chair of our Audit Committee and a member of our Nominating and Corporate Governance Committee. She attended every Board, Audit Committee and Nominating and Corporate Governance Committee meeting held in 2022.

Current Public Directorships
Ms. Johnston currently serves on the Board of Directors of Q4 Inc. (TSX).
Share, Option and RSU Holdings
Shares: Ms. Johnston currently owns 11,120 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
Colleen Johnston	RSUs: Ms. Johnston currently holds 7,130 Restricted Share Units (RSUs) under our LTIP.
64
Ontario, Canada	DSUs: Ms. Johnston currently holds 830 Deferred Share Units (DSUs) under our LTIP.
Director since 2019
Independent	2022 Annual Meeting Votes
Ms. Johnston received 98.37% of all votes cast at our 2022 Annual and Special Meeting.

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Jeremy Levine has been a Partner at Bessemer Venture Partners since January 2007, a venture capital firm he joined in May 2001. Prior to joining Bessemer, Mr. Levine was Vice President of Operations at Dash.com Inc., an internet software publisher, from 1999 to 2001. Prior to that, Mr. Levine was an Associate at AEA Investors, a management buyout firm, where he specialized in consumer products and light industrials, from 1997 to 1999. Mr. Levine was with McKinsey & Company as a management consultant from 1995 to 1997. Mr. Levine holds a B.S. degree in Computer Science from Duke University.
2022 Board and Committee Attendance
Mr. Levine is a member of our Nominating and Corporate Governance Committee. He attended every Board and Nominating and Corporate Governance Committee meeting held in 2022.
Current Public Directorships
Mr. Levine currently serves on the Board of Directors of Pinterest, Inc. (NYSE).
Share, Option and RSU Holdings
Shares: Mr. Levine currently owns 720,520 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
Jeremy Levine	2022 Annual Meeting Votes
49	Mr. Levine received 98.46% of all votes cast at our 2022 Annual and Special Meeting.
New York, United States
Director since 2011
Independent

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Toby Shannan has served as a member of our Board of Directors since January 2023. Mr. Shannan is the former Chief Operating Officer of Shopify and spent 12 years leading Shopify’s global operations as well as its customer support and service strategy. Prior to joining Shopify, Mr. Shannan also held the role of Vice President, Sales and Marketing, at DNA Genotek. Mr. Shannan is a board member and trustee at the Santa Fe Institute.
2022 Board and Committee Attendance
Not applicable.
Current Public Directorships
None.
Share, Option and RSU Holdings
Shares: Mr. Shannan currently holds 258,997 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
Options: Mr. Shannan currently holds 478,178 options to purchase Class A subordinate voting shares under our Stock Option Plan.
RSUs: Mr. Shannan currently holds 9,417 Restricted Share Units (RSUs) under our LTIP.
Toby Shannan	2022 Annual Meeting Votes
53	Not applicable.
Ontario, Canada
Director since 2023	*Mr. Shannan is not independent by reason of him having served, within the last three years, as an executive officer of the Company.
Non-Independent*

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Fidji Simo is the Chief Executive Officer and member of the board of directors of Instacart, an on-demand online grocery platform. Prior to joining Instacart, Ms. Simo held a variety of positions over 10 years with increasing responsibility at social networking company Facebook, ultimately serving as the Vice President and Head of the Facebook app. Ms. Simo began her career as a strategy manager at eBay. Ms. Simo is also a co-founder of Metrodora and serves as President of the Metrodora Foundation, and is the co-founder of Women in Product, a non-profit organization. Ms. Simo holds a Master of Management from HEC Paris.
2022 Board and Committee Attendance
Ms. Simo does not sit on any committees at this time. She attended every Board meeting held in 2022.
Current Public Directorships
None.
Share, Option and RSU Holdings
Shares: Ms. Simo currently owns 1,920 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
RSUs: Ms. Simo currently holds 10,970 Restricted Share Units (RSUs) under our LTIP.
Fidji Simo	DSUs: Ms. Simo currently holds 1,042 Deferred Share Units (DSUs) under our LTIP.
37
California, United States	2022 Annual Meeting Votes
Director since 2021	Ms. Simo received 99.77% of all votes cast at our 2022 Annual and Special Meeting.
Independent

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Bret Taylor is the former Co-Chief Executive Officer of Salesforce, a cloud-based customer relationship management company, where he served in that role and as Vice Chair of the company's board of directors from November 2021 to January 2023. Prior to November 2021, Mr. Taylor held a number of leadership roles at Salesforce, including President and Chief Operating Officer from December 2019 to November 2021, President and Chief Product Officer from November 2017 to December 2019, and President, Quip from August 2016 to November 2017. Mr. Taylor joined Salesforce through the acquisition of Quip, a business collaboration software company, where he was co-founder and served as Chief Executive Officer from 2012 to 2016. Prior to launching Quip, he served as Chief Technology Officer of Facebook from 2009 to 2012 and Chief Executive Officer of FriendFeed from 2007 to 2009. Prior to 2007, Mr. Taylor served as Group Product Manager at Google, where he co-created Google Maps and the Google Maps API. Mr. Taylor has previously served as a director of Salesforce (NYSE), Axon Enterprise (NASDAQ) and Twitter. Mr. Taylor holds a B.S. and M.S. in Computer Science from Stanford University. He is currently in the process of launching a private company in the artificial intelligence space.
Bret Taylor	2022 Board and Committee Attendance
42	Not applicable.
California, United States	Current Public Directorships
New nominee	None.
Independent	Share, Option and RSU Holdings

Shares: Mr. Taylor currently owns 993 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
2022 Annual Meeting Votes
Not applicable.

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Corporate Cease Trade Orders or Bankruptcy

To the knowledge of Shopify, none of the proposed directors is at the date hereof or has been, in the last 10 years before the date hereof, a director, Chief Executive Officer ("CEO") or Chief Financial Officer ("CFO") of any company, including Shopify, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed director was acting in such capacity; or, (ii) was subject to an Order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

To the knowledge of Shopify, none of the proposed directors is at the date hereof or has been in the 10 years before the date hereof, a director or executive officer of a company, including Shopify that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for:

•Jeremy Levine, who, until June 4, 2018, was a board member of Onestop Internet Inc., a corporation that made an assignment for the benefit of creditors on June 4, 2018. The sale of assets and the liquidation has been completed and any arrangements with creditors have been or are expected to be settled. Jeremy Levine was also a board member, until May 29, 2019, of Rabbit, Inc., a corporation that made an assignment for the benefit of creditors on May 24, 2019. The liquidation has been completed.
•Fidji Simo, who, until November 24, 2020, was a board member of Cirque du Soleil Entertainment Group, a corporation that filed for protection under the Companies' Creditors Arrangement Act ("CCAA") in Canada and Chapter 15 in the United States on June 30, 2020. On November 24, 2020, the company announced the closing of a sale transaction with the company's secured creditors and its emergence from CCAA and Chapter 15 protection.

To the knowledge of Shopify, none of the proposed directors has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Director Independence

Under the NYSE listing standards, independent directors must comprise a majority of a listed company's board of directors. For purposes of the NYSE rules, an independent director means a person who, in the opinion of our Board of Directors, has no material relationship with our Company. Under National Instrument 58-101 – Disclosure of Governance Practices adopted by

SHOPIFY MANAGEMENT INFORMATION CIRCULAR     21

the Canadian Securities Administrators ("NI 58-101"), a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees ("NI 52-110").

Pursuant to our Board Charter, our Board of Directors shall be comprised of a majority of independent directors within the meaning of the applicable listing standards of the NYSE and National Policy 58-201 – Corporate Governance Guidelines adopted by the Canadian Securities Administrators ("NP 58-201").

Our Board of Directors has undertaken a review of the independence of each existing and proposed director. Based on information provided by each director and director nominee concerning their background, employment and affiliations, our Board of Directors has determined that Messrs. Ashe, Levine, Phillips and Taylor and Mses. Goodman, Johnston and Simo are "independent" as that term is defined under the listing standards of the NYSE and NI 58-101. The majority of the current Board (six out of eight) and the director nominees (six out of eight) are independent. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director and director nominee has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each such person. Mr. Lütke is not independent due to his role as the Company's Chief Executive Officer. Mr. Shannan is not independent by reason of him having served, within the last three years, as an executive officer of the Company.

Director Interlocks

Members of our Board of Directors are also members of the boards of other public companies, as listed in their biographies above. An interlock occurs when two Board members also serve together on the board of another company. Pursuant to Shopify's Corporate Governance Guidelines, there shall be no more than two board interlocks at any given time. There are no current interlocks between our Board members.

Composition of Board Committees 1

Audit Committee	Compensation and Talent Management Committee	Nominating and Corporate Governance Committee
Colleen Johnston (Chair)	Gail Goodman (Chair)	Robert Ashe (Chair)
Robert Ashe	Robert Ashe	Colleen Johnston
Gail Goodman	John Phillips [2]	Jeremy Levine

1	Toby Shannan does not currently sit on any Board committees.
2	John Phillips is currently a member of the Compensation and Talent Management Committee, but is not standing for re-election at the Meeting. The Board of Directors plans to appoint Fidji Simo as a member of the Compensation and Talent Management Committee following the Meeting.

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2. Appointment of Auditors

PricewaterhouseCoopers LLP Chartered Professional Accountants ("PWC") has acted as the Company's auditors since August 2011. In order to be effective, the resolution to reappoint PWC as the Company's auditors and to authorize the Board of Directors to fix their remuneration must be approved by a majority of votes cast by shareholders, voting together as a single class, attending the Meeting themselves or represented by proxy at the Meeting. In 2022, 99.69% of votes cast at our annual meeting of shareholders were in favor of appointing PWC as the Company's auditors.

Unless authority is withheld, the management nominees named in the Form of Proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP Chartered Professional Accountants, the present auditor of the Company, as the auditor of the Company, to hold office until the next annual meeting of shareholders and to authorize the Board of Directors to fix their remuneration.

Auditor Evaluation

The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation.

Auditor Service Fees

The aggregate amounts paid or accrued by the Company with respect to fees payable to PricewaterhouseCoopers LLP, the independent registered public accounting firm of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and SOX related services), audit-related, tax and other services in the years ended December 31, 2022 and 2021 were as follows:

Fees	Fiscal 2022	Fiscal 2021
Audit Fees	$3,549,000	$1,664,000
Audit-Related Fees	$0	$0
Tax Fees	$106,000	$53,000
All Other Fees	$32,000	$7,000
Total	$3,687,000	$1,724,000

Audit fees relate to the audit of our annual consolidated financial statements, the review of our unaudited interim condensed consolidated financial statements, statutory audits of certain of our wholly-owned subsidiaries' financial statements, and services in connection with regulatory prospectus filings in Canada and our Registration Statements on Form F-10 (related to our 2021 public offering of Class A subordinate voting shares) and Form S-8.

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Audit-related fees consist of aggregate fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our consolidated financial statements and were not reported above under "Audit Fees".

Tax fees relate to assistance with tax compliance, expatriate tax return preparation, tax planning and various tax advisory services.

Other fees are any additional amounts for products and services provided by the principal accountants other than the services reported above under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

Audit Committee Pre-Approval Policies and Procedures

From time to time, management recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's independent registered public accounting firm. The Audit Committee considers such requests, if applicable, on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the Company's registered public accounting firm.

The Audit Committee considered and agreed that the fees paid to the Company's independent registered public accounting firm in the years ended December 31, 2022 and 2021 are compatible with maintaining the independence of the Company's registered public accounting firm. The Audit Committee determined that, in order to ensure the continued independence of the registered public accounting firm, only limited non-audit services will be provided to the Company by PricewaterhouseCoopers LLP.

Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our independent registered public accounting firm have been pre-approved by the Audit Committee.

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3. Advisory Resolution on Executive Compensation

Shopify is presenting a non-binding advisory vote on the Company's approach to executive compensation as part of our process of shareholder engagement.

Shopify is committed to providing shareholders with executive compensation disclosure that is clear and comprehensive, and ensuring that shareholders fully understand the objectives, philosophy and principles that the Board of Directors has applied in its approach to executive compensation.

Shopify endeavors to maintain an executive compensation program that attracts, motivates and retains high-performing executives who will continue to create sustainable, long-term value for our shareholders. Please see Section 3 - Compensation of Executives for more information about our approach to executive compensation. In 2022, 93.68% of votes cast at our annual meeting were in favor of the Company's approach to executive compensation.

The management nominees named in the Form of Proxy intend to vote FOR the following non-binding, advisory resolution in respect of Shopify's approach to executive compensation:

"BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company's management proxy circular delivered in advance of the 2023 annual meeting of shareholders."

Approval of this resolution will require an affirmative vote of a majority of the votes cast by shareholders, voting together as a single class, attending the Meeting themselves or represented by proxy at the Meeting. Since this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board of Directors and the Compensation and Talent Management Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase their engagement with shareholders on compensation and related matters.

In the event that a significant number of shareholder votes oppose the resolution, the Board of Directors will consult with shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company's approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board of Directors to discuss their specific concerns. See "Shareholder Communications with the Board" in Section 4 - Corporate Governance Policies and Practices of this Circular.

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Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting.

Shareholder proposals to be considered for inclusion in next year's management proxy circular for the Company's 2024 Annual Meeting of Shareholders must be submitted during the 60-day period between January 29, 2024 and March 29, 2024, subject to adjournment or postponement of the Meeting, and must comply with section 137 of the CBCA.

We have adopted an advance notice by-law that provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. See "Advance Notice Requirements for Director Nominations" in Section 4 - Corporate Governance Policies and Practices.

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SECTION 3: COMPENSATION DISCUSSION AND ANALYSIS

Compensation of Executives

Introduction

This section provides an overview of our executive compensation philosophy, objectives, policies and practices that apply to the compensation paid to our named executive officers ("Named Executive Officers" or "NEOs"), including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), in 2022. In this section, we also describe the key factors considered in making executive compensation decisions and how these decisions align with our strategy. Our Named Executive Officers for the year ended December 31, 2022, were:

Tobias Lütke	Chief Executive Officer
Jeff Hoffmeister	Chief Financial Officer
Kasra Nejatian	Chief Operating Officer & VP Product
Harley Finkelstein	President
Jessica Hertz	General Counsel and Corporate Secretary
Amy Shapero[1]	Former Chief Financial Officer
Toby Shannan[2]	Former Chief Operating Officer

1	Ms. Shapero, the Company's former Chief Financial Officer, departed her role on October 31, 2022.
2	Mr. Shannan, the Company's former Chief Operating Officer, departed his role on September 9, 2022.

Executive Compensation Philosophy

Our executive compensation program is designed to attract, motivate and retain a highly talented executive team that will support Shopify's success in a rapidly evolving business environment and create sustainable, long-term value for our shareholders. We expect our team to possess and demonstrate strong leadership and management capabilities, as well as nurture our company culture, which is the foundation of our success and a pivotal part of our everyday operations. We believe compensation should be structured to ensure that a significant portion of executive compensation is at risk and related to factors that influence shareholder value.

Objectives

Our executive compensation program is designed to achieve the following objectives:

•Provide market-competitive compensation opportunities to attract and retain experienced and high-performing executive officers whose knowledge, skills and level of impact are critical to our success.
•Motivate these executive officers to deliver outstanding outcomes.
•Align the interests of our executive officers with those of Shopify by providing long-term incentives that tie directly to the long-term value and growth of our business.
•Provide long-term incentives that encourage appropriate levels of risk-taking by the executive team.

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2022 Business Highlights

2022 was another year of growth for Shopify. Key business highlights in 2022 include:

Growth
We have executed well on our growth strategy, as demonstrated by the consistent and strong expansion of revenue for the past several years. In 2022, we grew revenue by 21% to $5.6 billion, and our millions of merchants in more than 175 countries generated $197 billion in gross merchandise volume (GMV), a 12% increase over the prior year.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all retail verticals and sizes, from aspirational entrepreneurs to large enterprises, realize their potential at each stage of their business life cycle.

People & Culture	If you have ambitious goals, you need an equally ambitious team. Shopify is composed of highly talented individuals all working to make commerce better for everyone. We value people who are impactful, are merchant-obsessed, make great decisions quickly, thrive on change, are constant learners, and build for the long term. Shopify is a crafter-centric company, where each individual is expected to be an expert in their domain.

Shopify values continuous learning and personal development. We are constantly striving to get better and ensure we have the right team in place to execute on our mission. We offer opportunities to our employees to learn and grow so they are equipped to build the future of commerce, feel engaged, and can progress in their careers.

In 2022, Shopify launched a new flexible compensation program, "Flex Comp", which provides employees with a single total compensation amount that can be allocated between cash, stock options and RSUs at the discretion of the employees, subject to certain restrictions. Giving agency to our employees is a foundational part of the new program, and we believe it will help to attract, retain and motivate qualified personnel.
Strategy	Key elements of our strategy in 2022 included continuing to: grow our base of merchants, grow our merchants' revenue, expand our platform and introduce innovative solutions, grow and develop our ecosystem, expand our referral partner programs, and focus on building for the long term.

We consider our merchants' success to be one of the most powerful drivers of our business model. When our merchants grow their sales and become more successful, they adopt more of our merchant solutions, upgrade to higher subscription plans and purchase additional apps.
Innovation
Shopify strives on behalf of its merchants to not just keep pace in a dynamic environment, but to bring to market new and better selling and buying experiences by leveraging what technology and connectivity have made possible. We look to do this for smaller merchants by simplifying their user experience and equipping them with new and innovative ways to compete with larger, better-funded competitors, and for larger merchants by providing technology and support for higher volumes and global reach. Research and development at Shopify is focused on product management, product development and product design to accomplish these goals.

Some of our 2022 product launches and business highlights include: introducing Shopify Editions, a semi-annual showcase that features new launches and improvements across the platform; launching Shopify Audiences, an advertising tool that helps merchants find high-intent buyers; launching POS Go, a new retail point-of-sale device; introducing Shopify Markets Pro, a cross-border merchant-of-record solution, and Shopify Translate and Adapt; expanding Shopify Capital to Australia; launching Shopify Collabs, a new channel for merchants to find highly engaged consumers; launching our YouTube Shopping channel integration; and introducing Shopify Tax, which offers robust tax compliance for U.S.-based merchants that sell to customers in the U.S.

For more information regarding our key business highlights for 2022, please refer to our audited consolidated financial statements and the management's discussion and analysis for the fiscal year ended December 31, 2022, each of which are accessible on SEDAR at sedar.com, on EDGAR at sec.gov and on our website at investors.shopify.com.

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The above graph compares the total shareholder return on a US$100 investment in Shopify's Class A subordinate voting shares to the same investment in the S&P 500 Index and the S&P/TSX Composite Index over the same period. The above graph shows how a US$100 investment in Shopify on January 2, 2018, with a closing stock price of US$10.55 on such date, would have grown to US$329.04 on December 31, 2022, with a closing stock price of US$34.71 on such date.

Our compensation program aims to ensure that the compensation we pay our executive officers, including our NEOs, is related to factors that influence shareholder value. In order to align the interests of our executive officers with those of Shopify, a substantial portion of compensation paid to our executive officers is in the form of long-term equity-based incentives, such that the overall value of compensation paid to our NEOs is directly affected by our stock price. Therefore, there is a strong correlation between the stock price trends shown in the stock performance graph above and the target and realized compensation levels our NEOs received during the same period. Stock price performance, however, is not the only indicator of the success of our leadership team, especially in the short term. It is one of many considerations that influence our NEO compensation decisions, including company operational and strategic performance and individual performance.

Compensation Governance

Our Board of Directors has adopted a written charter for the Compensation and Talent Management Committee that establishes the Compensation and Talent Management Committee's purpose and its responsibilities with respect to executive compensation. This charter provides that the Compensation and Talent Management Committee shall, among other things, assist the Board of Directors in its oversight of executive compensation, management development and succession, Board member compensation and executive compensation disclosure. The full text of the charter can be found at investors.shopify.com.

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In 2022, our Compensation and Talent Management Committee and the Board of Directors considered many factors in determining adjustments to the cash and equity compensation of our executives, including our NEOs. The Compensation and Talent Management Committee considered the need to attract and retain executive talent, the highly competitive market for executive talent and the market analysis and observations provided by the Compensation and Talent Management Committee's compensation consultant, as discussed below.

Our Compensation and Talent Management Committee currently consists of Gail Goodman (Chair), Robert Ashe and John Phillips. John Phillips is not standing for re-election at the Meeting and the Board of Directors plans to appoint Fidji Simo as a member of the Compensation and Talent Management Committee following the Meeting. Each of these directors is considered by the Board of Directors to be independent. For more information on the skills and experience of our Compensation and Talent Management Committee members please see their biographies in Section 2 - Business of the Meeting - 1. Election of Directors.

The Compensation and Talent Management Committee retains Compensia, an independent compensation consulting firm, to advise the committee on executive and Board compensation and related governance matters. In 2022, Compensia:

•reviewed and advised on our compensation comparator group, which is composed of industry-related, public companies with comparable revenue, revenue growth, market capitalization and employee populations, for use in executive and Board compensation benchmarking;
•conducted executive and Board compensation assessments against compensation for similarly situated executives and board members at our comparator group companies;
•assisted in reviewing the competitiveness and design of the Compensation and Talent Management Committee's recommended cash and equity compensation arrangements for our executives and Board members;
•assisted in designing the size and structure of new equity awards for our executives;
•assisted with the review and development of our broader equity compensation strategy; and
•attended and supported all Compensation and Talent Management Committee meetings.

Executive Compensation-Related Fees

For the services rendered in 2022, aggregate professional service fees paid to Compensia were $109,210. Compensia did not provide any services to Shopify other than directly to the Compensation and Talent Management Committee or as approved and overseen by the Compensation and Talent Management Committee.

Year	Consulting Firm	Executive Compensation Consulting-Related Fees ($)	All Other Fees	Total Fees ($)	Currency
2022	Compensia	109,210	-	109,210	USD
2021	Compensia	175,337	-	175,337	USD

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Comparator Group

The fiscal year 2022 compensation comparator group was developed in 2021 by Compensia and reviewed and approved by our Compensation and Talent Management Committee. Generally, the comparator group consisted of public technology companies identified as similar in industry, business focus, stage or labor competitors with comparable revenue, revenue growth, market capitalization, and employee populations to Shopify.

The compensation comparator group that was used to inform compensation decisions in terms of level of pay and pay mix for NEOs for 2022 consisted of the following companies:

Adobe Inc. Atlassian Corporation PLC Autodesk, Inc. Block Inc. (formerly Square Inc.) Docusign Inc. Intuit Inc. Lyft Inc.	Palo Alto Networks Inc. Pinterest Inc. RingCentral Inc. ServiceNow Inc. Snap Inc. Splunk Inc. Twilio Inc.	Twitter Inc. Uber Technologies Inc. Veeva Systems Inc. Workday Inc. Zillow Group Inc. Zoom Video Communications Inc.

The Compensation and Talent Management Committee reviews and updates these peer companies on at least an annual basis if changes in market position and company size or other company circumstances, including our own, suggest more representative comparator group companies.

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Program Design
In 2022, our compensation program consisted of the following elements:

Component	Form	Rationale	Review Process	Award Determination
Base Salary	Cash	Provided as a fixed source of compensation	Reviewed annually Adjustments may be warranted throughout the year
Established based on the scope of the executive officer's responsibilities, impact, internal fairness, criticality and market data.

Takes into consideration:
-Total compensation opportunity
- Individual level of impact
- Promotions or other changes in the scope or breadth of role or responsibilities
- Desired positioning relative to market
- Shopify performance on key business measures
- Internal fairness

Long-Term Incentive (Equity)	Stock options and RSUs	Serves as an effective retention tool and focuses the executive officers on creating long-term value over time
Reviewed annually

Prior to December 2022, equity awards were subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the following two years.

Beginning in December 2022, equity awards granted through the Flex Comp program[1] vest in equal monthly installments over the course of a quarter, while all other equity awards vest in equal quarterly installments over a period of three years.

Size of equity awards and frequency of grants are based on:
- Total compensation opportunity
- Attraction and retention
- Market competitiveness
- CEO's recommendations for executives and leadership:
- Individual level of impact
- Changes in scope or breadth of role or responsibilities
- Existing equity award holdings (including the unvested portion of such awards)
- Internal fairness
-Our available equity plan funding /
dilution limitations
-Review of market practices related
to aggregate equity dilution metrics,
such as burn rate and compensation expense

Employee Benefits & Perks	Flexible vacation, benefits and perks	Attraction and retention	Ongoing	Benefits include health, dental, life and disability insurance benefits.

Voluntary perquisites are limited and include flexible vacation and a flexible spending allowance.

The same benefits and perks are offered to all Shopify employees.
[1]Flex Comp, a flexible compensation program granting employees agency over the allocation of base salary and equity, was introduced in late 2022 for eligible employees and executives and, in connection with 2023 executive base salary elections, resulted in a pro-rated equity grant to certain of our NEOs on December 9, 2022.

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2022 Base Salaries
The Compensation and Talent Management Committee determined the fiscal year 2022 base salary of each of our NEOs after considering market data, input from our independent consultant Compensia and the recommendations of our CEO, other than with respect to his own base salary. At the beginning of 2022, the Compensation and Talent Management Committee determined to increase the base salaries of four of our NEOs. In making this determination, the Compensation and Talent Management Committee took into consideration the total compensation opportunity, changes in the scope or breadth of role or responsibilities and the competitive market for talent.

For the third consecutive year, the Compensation and Talent Management Committee approved Mr. Lütke's request to receive a $1 salary, with the remainder of his market-based annual compensation granted in stock options. Mr. Lütke's 2022 equity award was maintained as 100% stock options, consistent with the prior year. This reflects the strong belief of Mr. Lütke in the long-term performance of the Company and the Board and Mr. Lütke's desire to ensure that his realized pay outcomes continue to be aligned with the interests of our shareholders over the long term.

Analyzing Shopify's performance against its peers, the company outperformed peers on 1- and 3-year revenue growth, operating margin, net margin and total shareholder return. After a competitive market review of their roles and the Company’s performance, Mr. Finkelstein and Ms. Shapero received base salary increases to better align their compensation with peer companies and in recognition of their contributions to the Company's successes. Mr. Shannan received a base salary increase in recognition of his expanded portfolio, scope and strategic leadership. Mr. Nejatian's base salary increase reflects his promotion to the role of Chief Operating Officer & VP Product. NEO performance in fiscal year 2021 was also taken into consideration when determining base salary and total compensation changes for the coming year.

The table below sets forth the annual base salaries for our NEOs for fiscal year 2022.

Name	Effective Date	Base Salary ($US)[1]	Base Salary ($CAD)
Tobias Lütke	January 1, 2022	0.7383	1
Jeff Hoffmeister	October 18, 2022	700,000	948,124
Kasra Nejatian	September 8, 2022	700,000	948,124
Harley Finkelstein	January 1, 2022	664,470	900,000
Jessica Hertz	January 1, 2022	550,000	744,955

1	All base salaries are paid to our NEOs in U.S. dollars with the exception of Tobias Lütke, Harley Finkelstein and Toby Shannan, who are paid in Canadian dollars. The 2022 base salary amounts reported in the above table have been converted to U.S dollars using an exchange rate of C$1.00 = US$0.7383, which was the Bank of Canada average rate on December 31, 2022.
Amy Shapero departed her role as Chief Financial Officer on October 31, 2022. Her annualized base salary for 2022 was US$900,000 or C$1,219,017, based on the Bank of Canada average exchange rate on December 31, 2022. Toby Shannan departed his role as Chief Operating Officer on September 8, 2022. His annualized base salary for 2022 was C$900,000 or US$664,470, based on the Bank of Canada average exchange rate on December 31, 2022.

We do not provide any form of short-term incentives (performance bonuses or other incentives) to our executive officers. We expect our executive officers to perform at a level deserving of a bonus,

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and have taken their performance into consideration in setting total compensation for the executive officers. We believe that having a substantial portion of our NEOs' compensation tied to equity compensation aligns more closely with our business strategy with a focus on long-term growth and innovation. We believe this structure promotes a focus on long-term retention and shareholder value creation.

2022 Equity Awards

In 2022, the Compensation and Talent Management Committee granted restricted share units ("RSUs") and stock options to each of our NEOs after assessing whether each NEO was properly incentivized and based on its review of the factors described above. Details relating to the RSUs and stock options granted to each NEO in fiscal year 2022 are shown in the table below. Mr. Lütke's 2022 equity award was 100% stock options to focus Mr. Lütke's compensation on long-term pay and performance and to align compensation with investor interests by ensuring that pay is closely tied to continued growth in Shopify's value.

Name	Share-based Awards(1)(3) ($US)	Option-based Awards(2)(3) ($US)
Tobias Lütke	—	20,000,155
Jeff Hoffmeister	4,061,686	4,000,008
Kasra Nejatian(4)	8,294,581	8,150,002
Harley Finkelstein	5,009,852	5,000,267
Jessica Hertz	4,175,581	1,375,263
Amy Shapero(5)	4,500,467	4,500,088
Toby Shannan(6)	10,000,497	10,000,229

1	The value of share-based awards shown for our NEOs are the grant date fair values for RSU awards granted under the LTIP, being equal to the number of units granted multiplied by the weighted average trading price per Class A subordinate voting share on the NYSE for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by our NEOs and the actual value received may differ.
2	The value of option-based awards shown for our NEOs are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied by the Black-Scholes value of the options at the time of grant.
3
Flex Comp, a flexible compensation program granting employees agency over the allocation of base salary and equity, was introduced in late 2022 for eligible employees and executives and, in connection with 2023 executive base salary elections, resulted in a pro-rated equity grant to certain of our NEOs on December 9, 2022. RSUs and stock options granted to the NEOs in connection with such pro-rated equity grant are reflected in the above table.

4	Mr. Nejatian's award, which was granted in December 2022, vests according to the following schedule: 50% in year one, 35% in year two and the remaining 15% in year three.
5
Ms. Shapero's award was granted in February 2022, prior to her departure on October 31, 2022. For additional information on payments made on her departure, please refer to the "All Other Compensation" column in the Summary Compensation Table on page 37 and the Outstanding Option-Based and Share-Based Awards Table on page 39.

6
Mr. Shannan's award was granted in February 2022, prior to his departure on September 9, 2022. For additional information, please refer to the Outstanding Option-Based and Share-Based Awards Table on page 39.

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Shopify's focus on long-term growth and innovation is reinforced by the pay-for-performance alignment currently promoted by our equity program. Our NEOs, excluding our CEO, have agency over the allocation of their equity between RSUs and stock options and the stock options reflected in the table below are an indication of our NEOs' belief in the future of Shopify and its long-term growth. The table below indicates the value of equity awards granted to our NEOs in fiscal year 2022 as compared to the actual value realized in 2022, as well as the value of outstanding unvested RSUs and stock options as of December 31, 2022.

	Share-based Awards(1) ($US)			Option-based Awards(1) ($US)
Name	Value at time of grant	Value realized in 2022(2)	Value of unvested outstanding RSUs(3)	Value at time of grant	Value realized in 2022	Value of vested and unvested outstanding options(4)
Tobias Lütke	—	—	—	20,000,155	—	—
Jeff Hoffmeister	4,061,686	—	3,488,112	4,000,008	—	—
Kasra Nejatian	8,294,581	—	7,123,256	8,150,002	—	—
Harley Finkelstein	5,009,852	619,392	1,879,425	5,000,267	—	—
Jessica Hertz	4,175,581	—	2,101,621	1,375,263	—	—
Amy Shapero	4,500,467	1,066,580	—	4,500,088	—	—
Toby Shannan	10,000,497	1,243,850	—	10,000,229	—	—

1	The value of share-based awards shown for our NEOs are the grant date fair values for RSU awards granted under the LTIP, being equal to the number of share units granted multiplied by the weighted average trading price per Class A subordinate voting share on the NYSE for the five (5) trading days immediately preceding the grant date.
The value of option-based awards shown for our NEOs are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied by the Black-Scholes value of the options at the time of grant.
2	Values are calculated based on the market price of Shopify's Class A subordinate voting shares on the NYSE on the transaction date of the vesting share units multiplied by the number of share units vesting. Values displayed reflect gross values before the deduction of taxes, fees and any other applicable withholdings.
3	Values are calculated based on the closing market price of Shopify's Class A subordinate voting shares on the NYSE on December 31, 2022, which was US$34.71.
4	Stock options are "in-the-money" if the market price of the shares covered by the stock options is greater than the exercise price. The exercise prices of all stock options granted to our NEOs in 2022 were, in each case, less than the closing price of Shopify's Class A subordinate voting shares on the NYSE on December 31, 2022 (US$34.71), resulting in a value of zero for all such options as of December 31, 2022.

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Compensation Risk Oversight

As part of the review of the compensation paid to our executives, our Board of Directors considers the potential risks associated with the structure and design of our various compensation plans, as further set out below. We found that our compensation programs do not encourage excessive or unnecessary risk-taking. Overall, we found that there were no significant risks arising from Shopify's executive compensation programs that were reasonably likely to have a material adverse effect on the Company.

Balance between short- and long-term performance objectives	☑	We do not offer annual / short-term incentives. We expect all employees to perform at a high level of impact and provide a base salary for this contribution.
In addition to base salary, we provide long-term incentives in the form of stock options and RSUs. While we take into account both short-term and individual performance, we want our primary focus to be on the long-term growth of Shopify.
Preservation of Board discretion	☑	The Board of Directors has the ability to apply its discretion on base salary increases and the value, award mix and vesting of equity compensation.
External independent advice	☑	The Compensation and Talent Management Committee has retained independent advisors to deliver independent advice on executive compensation and related matters. The majority of our Board (and 100% of the Compensation and Talent Management Committee) is independent.
Stress testing and predictive modeling of equity program	☑	Equity plan outcomes are stress tested to ensure appropriate pay and performance alignment and retention. Predictive modeling of equity programs is reviewed quarterly.
Vesting of equity awards	☑	Equity awards elected through the Flex Comp program vest on a monthly basis over the course of each quarter. Equity awards granted outside of the Flex Comp program prior to December 2022 generally vest at a rate of 33.33% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the following two years. Equity awards granted outside of the Flex Comp program beginning December 2022 vest in equal quarterly installments over three years.
No hedging	☑
All Shopify directors, officers and employees are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of Shopify securities, may not buy Shopify securities on margin, and are strongly discouraged from using Shopify securities as collateral for loans.

Regular monitoring of market practice/investor outreach	☑
The Compensation and Talent Management Committee reviews and considers evolving best compensation governance practices and policies. In 2022, at our annual meeting, Shopify presented a non-binding advisory vote on the Board of Director's approach to executive compensation ("Say on Pay") as part of our process of shareholder engagement. 93.68% of the votes cast were in favor of the resolution. Shopify is presenting a Say on Pay vote again this year. We value feedback from our shareholders on our executive compensation program and corporate governance policies and welcome input, as it impacts our decision-making. In 2022, we met with shareholders owning 50% of Shopify's Class A subordinate voting shares, whose feedback indicated our outreach programs are aligned with their interests. We believe that ongoing engagement builds mutual trust with our shareholders and will continue to monitor feedback from our shareholders and may solicit outreach on our programs, as appropriate and factor such input into our compensation philosophy and decision-making.

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2022 Summary Compensation Table

The following table shows the amount and type of compensation earned by our NEOs in 2022, 2021 and 2020 at December 31, 2022, 2021 and 2020.

Name and Principal Position	Year	Salary(1) ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)		Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Tobias Lütke	2022	1	-	20,000,155	-	-	-	-	20,000,156
CEO	2021	1	-	20,000,457	-	-	-	-	20,000,458
	2020	104,721	-	15,000,456	-	-	-	-	15,105,177
Jeff Hoffmeister	2022	143,182	4,061,686	4,000,008	-	-	-	-	8,204,876
Chief Financial Officer
Kasra Nejatian	2022	426,487	8,294,581	8,150,002	-	-	-	-	16,871,070
Chief Operating Officer & VP Product	2021	300,744	6,751,513	16,750,411	-	-	-	-	23,802,668
	2020	278,386	1,500,038	1,500,229	-	-	-	-	3,278,653
Harley Finkelstein	2022	664,470	5,009,852	5,000,267	-	-	-	-	10,674,589
President	2021	473,280	3,250,732	3,250,456	-	-	-	-	6,974,468
	2020	471,240	2,500,272	2,500,136	-	-	-	-	5,471,648
Jessica Hertz	2022	550,000	4,175,581	1,375,263	-	-	-	-	6,100,844
General Counsel and Corporate Secretary	2021	60,274	-	-	-	-	-	-	60,274

Amy Shapero	2022	750,000	4,500,467	4,500,088	-	-	-	1,007,099	10,757,654
Former Chief Financial Officer	2021	596,850	3,500,395	3,500,120	-	-	-	13,277	7,610,642
	2020	589,050	3,000,326	3,000,091	-	-	-	-	6,589,467
Toby Shannan	2022	458,082	10,000,497	10,000,229	-	-	-	-	20,458,808
Former Chief Operating Officer	2021	512,720	3,001,070	3,000,256	-	-	-	-	6,514,046
	2020	373,719	4,000,226	4,000,143	-	-	-	-	8,374,088

1	All base salaries are paid to our NEOs in U.S. dollars with the exception of Tobias Lütke, Harley Finkelstein and Toby Shannan, who are paid in Canadian dollars. The 2022 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7383, which was the Bank of Canada average rate on December 31, 2022. The 2021 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7888, which was the Bank of Canada average rate on December 31, 2021. The 2020 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7854, which was the Bank of Canada average rate on December 31, 2020.
Effective March 1, 2020, the Compensation and Talent Management Committee approved Mr. Lütke's request to receive a base salary of C$1 per year. Mr. Lütke's base salary of C$1 per year was maintained in 2021 and 2022.
Mr. Hoffmeister began his employment with Shopify on October 18, 2022. The 2022 base salary in the above table reflects the compensation received by Mr. Hoffmeister from October 18, 2022 to December 31, 2022.
Ms. Shapero departed her role as Chief Financial Officer on October 31, 2022. The 2022 salary in the above table reflects the compensation received by Ms. Shapero from January 1, 2022 to October 31, 2022.
Mr. Shannan departed his role as Chief Operating Officer on September 8, 2022. The 2022 salary in the above table reflects the compensation received by Mr. Shannan from January 1, 2022 to September 8, 2022.
2	The value of share-based awards shown for our NEOs are the grant date fair values for RSU awards granted under the LTIP, being equal to the number of share units granted multiplied by the weighted average trading price per Class A subordinate voting share on the NYSE for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by our NEOs and the actual value received may differ.
3	The value of option-based awards shown for our NEOs are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied by US$20.68 or US$30.41 in 2022, US$53.58 in 2021, and either US$17.93 or US$39.27 in 2020.

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These values were used both for the purposes of compensation (grant date fair value) and accounting value and were derived using the Black-Scholes methodology. The underlying assumptions used in fair-valuing the options were as follows:
2022 Grants: Date: February 24, 2022; share price: $69.56; expected dividend yield: nil; expected volatility: 57.89%; risk-free interest rate: 1.72%; expected option life: 3.64 years; fair value per stock option granted: $30.41. Date: December 9, 2022; share price: $40.42; expected dividend yield: nil; expected volatility: 64.81%; risk-free interest rate: 3.79%; expected option life: 3.82 years; fair value per stock option granted: $20.68.
2021 Grants: Date: March 3, 2021; share price: $128.03; expected dividend yield: nil; expected volatility: 52.85%; risk-free interest rate: 0.53%; expected option life: 4.20 years; fair value per stock option granted: $53.58.
2020 Grants: Date: March 2, 2020; share price: $46.56; expected dividend yield: nil; expected volatility: 45.80%; risk-free interest rate: 1.10%; expected option life: 4.42 years; fair value per stock option granted: $17.93. Date: November 13, 2020; share price: $93.81; expected dividend yield: nil; expected volatility: 52.71%; risk-free interest rate: 0.39%; expected option life: 4.27 years; fair value per stock option granted: $39.27.
This compensation has not actually been received by our NEOs and the actual value received, if any, may differ.
4	We do not currently offer non-equity incentive plan compensation.
5	We do not currently offer a deferred compensation plan or pension plan.
6	Ms. Shapero received a lump sum payment in 2022 related to her departure from her role on October 31, 2022, consisting of a payment of US$969,231, representing 61 weeks of base salary, outstanding vacation payout of $22,327 and a payment of $15,541 representing 12 months of COBRA health benefits continuation premiums. In 2021, Shopify also paid, on behalf of Ms. Shapero, fees from Deloitte LLP pertaining to tax preparation, which fees were paid in U.S. dollars.

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Outstanding Option-Based and Share-Based Awards

The following table indicates, for each of the NEOs, all option-based and share-based awards outstanding as of December 31, 2022.

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Tobias Lütke CEO	98,760	18.04	February 25, 2029	1,646,527	—	—	—
	348,550	46.56	March 2, 2030	—	—	—	—
	373,310	128.03	March 3, 2031	—	—	—	—
	657,770	69.56	February 24, 2032	—	—	—	—
Jeff Hoffmeister Chief Financial Officer	193,379	40.42	December 9, 2032	—	100,493	3,488,112	—
Kasra Nejatian Chief Operating Officer & VP Product	76,790	29.51	November 12, 2029	399,538	237,608	8,247,368	—
	38,200	93.81	November 13, 2030	—	—	—	—
	32,670	128.03	March 3, 2031	—	—	—	—
	228,350	156.10	November 15, 2031	—	—	—	—
	394,009	40.42	December 9, 2032	—	—	—	—
Harley Finkelstein President	282,610	13.66	March 1, 2028	5,950,354	69,201	2,401,955	—
	237,020	18.04	February 25, 2029	3,951,597	—	—	—
	139,420	46.56	March 2, 2030	—	—	—	—
	60,670	128.03	March 3, 2031	—	—	—	—
	164,450	69.56	February 24, 2032	—	—	—	—
Jessica Hertz General Counsel and Corporate Secretary	45,230	69.56	February 24, 2032	—	60,548	2,101,621	—
Amy Shapero(4) Former Chief Financial Officer	167,300	46.56	November 1, 2023	—	—	—	—
	54,442	128.03	November 1, 2023	—	—	—	—
	74,000	69.56	November 1, 2023	—	—	—	—
Toby Shannan{5) Former Chief Operating Officer	25,000	2.24	December 31, 2023	811,650	—	—	—
	30,000	6.22	December 31, 2023	854,850	—	—	—
	70,660	13.66	December 31, 2023	1,487,746	—	—	—
	118,510	18.04	December 31, 2023	1,975,799	—	—	—
	76,679	46.56	December 31, 2023	—	—	—	—
	42,440	93.81	December 31, 2023	—	—	—	—
	32,667	128.03	December 31, 2023	—	—	—	—
	82,223	69.56	December 31, 2023	—	—	—	—

1	These stock options were granted under our Stock Option Plan and each such option is exercisable for one Class A subordinate voting share. For a description of the terms of stock options granted under our Stock Option Plan, see "Incentive Plans - Stock Option Plan", below.
2	Options are "in-the-money" if the market price of the shares covered by the options is greater than the option exercise price. Stock options are granted in U.S. dollars and the values for stock options reflected in the above table are calculated based on the difference between the closing price of Shopify's Class A subordinate voting shares on the NYSE on December 31, 2022, which was of US$34.71, and the exercise price. Actual value realized will be the difference between the market price and the exercise price upon exercise of the options.
3	RSUs were granted under our LTIP and each unit vests as one Class A subordinate voting share. For a description of the terms of RSUs granted under our LTIP, see "Incentive Plans - Long Term Incentive Plan", below. Values are calculated based on the closing price of Shopify's Class A subordinate voting shares on the NYSE on December 31, 2022, which was US$34.71.
4	Ms. Shapero, the Company's former Chief Financial Officer, departed her role on October 31, 2022. RSUs and stock options granted to Ms. Shapero prior to such date and scheduled to vest on or before October 31, 2023 were accelerated and fully vested as of October 31, 2022. Stock options vested as of October 31, 2022 will remain exercisable by Ms. Shapero until October 31, 2023.
5	Mr. Shannan, the Company's former Chief Operating Officer, departed his role on September 8, 2022 and served as a special advisor to the Company through December 31, 2022. The RSUs and stock options granted to Mr. Shannan prior to September 8, 2022 continued to vest until December 31, 2022 in accordance with the terms of the plans and the applicable grant agreements. Stock options vested as of December 31, 2022 will remain exercisable by Mr. Shannan until the earlier of December 31, 2023 and the expiration of such vested stock options in accordance with their terms.

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table indicates, for each of the NEOs, the value of the option-based and share-based awards that were vested in accordance with their terms during the year ending December 31, 2022.

Name	Option-Based Awards- Value Vested During the Year(1) ($)	Share-Based Awards- Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year ($)
Tobias Lütke	6,258,070	—	—
Jeff Hoffmeister	—	—	—
Kasra Nejatian	937,371	2,215,031	—
Harley Finkelstein	1,206,389	2,807,708	—
Jessica Hertz	—	—	—
Amy Shapero(3)	1,251,515	3,801,420	—
Toby Shannan(4)	626,006	3,181,307	—

1	Represents the value of potential gains from options that vested during 2022. Values are calculated based on the difference between closing price of Shopify's Class A subordinate voting shares on the NYSE on the vesting date and the exercise price. Actual value realized will be the difference between the market price and the exercise price upon exercise of the options.
2	Represents the actual value of realized gains resulting from RSUs that vested during 2022. Gains reflect the received sale price of Shopify's Class A subordinate shares on the NYSE on the vesting date.
3	Ms. Shapero, the company's former Chief Financial Officer, departed her role on October 31, 2022. For additional information on payments made on her departure, please refer to the "All Other Compensation" column in the Summary Compensation Table on page 37 and the Outstanding Option-Based and Share-Based Awards Table on page 39.
4	Mr. Shannan, the company's former Chief Operating Officer, departed from his role on September 8, 2022. For additional information, please refer to the Outstanding Option-Based and Share-Based Awards Table on page 39.

Executive Employment Arrangements and Termination and Change in Control Benefits

We have entered into employment agreements with Tobias Lütke, Jeff Hoffmeister, Kasra Nejatian, Harley Finkelstein and Jessica Hertz that we have outlined below. We believe these arrangements help the NEOs maintain continued focus and dedication to their responsibilities in the best interests of Shopify.

Tobias Lütke

On October 15, 2010, we entered into an employment agreement with Mr. Lütke setting forth the terms and conditions of his employment as our CEO, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Lütke's agreement also provides that the vesting of any unvested equity awarded to Mr. Lütke will be accelerated in the event of a change in control of the Company. In addition, in the case of termination of employment other than for cause, Mr. Lütke's employment agreement provides that he is entitled to:

•a termination payment equal to a period of 12 months of base salary, plus one additional month of base salary for each complete calendar year of service performed by him, up to a maximum termination payment equal to a period of 18 months; and
•continued benefits for such period of time, and all eligible bonuses.

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Mr. Lütke's agreement provides that, for purposes of calculating the applicable termination payment period, the first complete calendar year of service ended on September 30, 2011, with each subsequent complete calendar year of service ending on each anniversary of such date.

Jeff Hoffmeister

On September 15, 2022, we entered into an employment agreement with Mr. Hoffmeister setting forth the terms and conditions of his employment as our CFO, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. In addition, Mr. Hoffmeister’s agreement provides that he is entitled to:

•a termination payment equal to 12 months of base salary, plus one additional week of base salary for each complete year of service;
•a lump sum payment equal to the cost of six months of COBRA health benefit continuation coverage; and
•the acceleration of any unvested equity awarded to Mr. Hoffmeister in the event of an involuntary termination by Shopify or resignation for good reason within 12 months following a change in control of the Company, and dependent on the signing of a full release of all claims against Shopify.

Kasra Nejatian

On September 7, 2022, we entered into a new employment agreement with Mr. Nejatian setting forth the terms and conditions of his employment, which provided for his base salary and an equity award in connection with his new role as Chief Operating Officer, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. The agreement superseded Mr. Nejatian's previous employment agreement dated November 11, 2020. Mr. Nejatian's agreement provides that he is entitled to:

•a termination payment equal to a period of 1 month, plus one additional week of base salary for each year of service performed, in the case of termination of employment by Shopify without cause or resignation for good reason and dependent on the signing of a full release of all claims against Shopify; and
•the acceleration of any unvested equity awarded to Mr. Nejatian in the event of a termination by Shopify without cause or resignation for good reason within 12 months following a change in control of the Company, and dependent on the signing of a full release of all claims against Shopify.

Harley Finkelstein

On February 24, 2020, we entered into a new employment agreement with Mr. Finkelstein setting forth the terms and conditions of his employment as our President, which included, among other things, provisions regarding base salary, equity awards, eligibility for our benefit plans, and confidentiality, non-competition and non-solicitation. The agreement supersedes Mr. Finkelstein's prior employment agreement dated December 9, 2010. Mr. Finkelstein's agreement provides that he is entitled to:

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•a termination payment equal to twelve months of base salary, plus one additional week of base salary for each complete year of service performed, in the case of termination of employment by Shopify without cause or resignation for good reason, and dependent on the signing of a full release of all claims against Shopify; and
•the acceleration of any unvested equity awarded to Mr. Finkelstein in the event of a termination by Shopify without cause or resignation for good reason within 12 months following a change in control of the Company, and dependent on the signing of a full release of all claims against Shopify.

Jessica Hertz

On March 23, 2022, we entered into a new employment agreement with Ms. Hertz setting forth the terms and conditions of her employment, which provided for her base salary and an equity award in connection with her role as General Counsel and Corporate Secretary, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. The agreement superseded Ms. Hertz's previous employment agreement dated October 5, 2021. Ms. Hertz's agreement provides that she is entitled to:

•in the case of termination of employment by Shopify without cause or resignation for good reason, a termination payment equal to a period of 12 months, plus one additional week of base salary for each year of service performed, as well as a lump sum payment equal to the cost of six months of COBRA health benefit continuation coverage, dependent on the signing of a full release of all claims against Shopify; and
•the acceleration of any unvested equity awarded to Ms. Hertz in the event of a termination by Shopify without cause or resignation for good reason within 12 months following a change in control of the Company, and dependent on the signing of a full release of all claims against Shopify.

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The table below shows the incremental payments that would have been made to our NEOs under the terms of their employment agreements upon the occurrence of certain events, had they occurred on December 31, 2022.

Name and Principal Position	Event	Severance(1) ($)	Options(2) ($)	Share-based Awards(3) ($)	Total ($)
Tobias Lütke CEO	Termination other than for cause	1	-	-	1
	Change in control(4)	1	-	-	1
Jeff Hoffmeister CFO	Termination other than for cause	700,000	-	-	700,000
	Change in control(5)	700,000	-	3,488,112	4,188,112
Kasra Nejatian COO & VP Product	Termination other than for cause	740,385	-	-	740,385
	Change in control(6)	740,385	-	8,247,368	8,987,753
Harley Finkelstein President	Termination other than for cause	817,809	-	-	817,809
	Change in control(7)	817,809	-	2,401,955	3,219,764
Jessica Hertz General Counsel and Corporate Secretary	Termination other than for cause	560,577	-	-	560,577
	Change in control(8)	560,577	-	2,101,621	2,662,198

1	Severance payments are calculated based on the base salary we pay to the NEO, which is paid in Canadian dollars for Mr. Lütke and Mr. Finkelstein, and U.S. dollars for the remaining NEOs. The severance amounts reported in the table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7383, which was the Bank of Canada daily average rate on December 31, 2022.
2	The value of unvested options is calculated based on the closing price of our Class A subordinate voting shares on the NYSE on December 31, 2022, being $34.71.
3	The value of unvested share-based awards is calculated based on the closing price of our Class A subordinate voting shares on the NYSE on December 31, 2022, being $34.71.
4	Mr. Lütke's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of a change in control transaction.
5	Mr. Hoffmeister's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of his termination of employment without cause or resignation for good reason solely as a result of, and within 12 months after, a change in control transaction.
6	Mr. Nejatian's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of his termination of employment without cause or resignation for good reason solely as a result of, and within 12 months after, a change in control transaction.
7	Mr. Finkelstein's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of his termination of employment without cause or resignation for good reason solely as a result of, and within 12 months after, a change in control transaction.
8	Ms. Hertz's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of his termination of employment without cause or resignation for good reason solely as a result of, and within 12 months after, a change in control transaction.

Amy Shapero, the Company's former Chief Financial Officer, and Toby Shannan, the Company's former Chief Operating Officer, departed their roles on October 31, 2022 and September 8, 2022, respectively. For additional information on the treatment of their outstanding equity awards and other benefits extended to them on their departures, as applicable, please refer to the "All Other Compensation" column in the Summary Compensation Table on page 37 and the 2022 Outstanding Option-Based and Share-Based Awards Table on page 39.

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Compensation of Directors

Pursuant to Shopify's Corporate Governance Guidelines, the form and amount of director compensation is reviewed at least annually by the Compensation and Talent Management Committee, which makes recommendations to the Board based on such review. The Board retains the ultimate authority to determine the form and amount of director compensation. The Compensation and Talent Management Committee reviews the magnitude and structure of director compensation on an annual basis to ensure the Company offers compensation that is:

•commensurate with the efforts we expect from our existing Board members;
•aligned with our shareholders' interests as we grow;
•competitive in our industry to attract the best possible candidates to our Board; and
•aligned with the practices of the same peer group used for executive compensation benchmarking.

Mr. Lütke, the Chair of our Board of Directors and our CEO, does not receive any additional compensation for his service as a director in accordance with our policy that executive officers or employees who are also directors do not receive additional compensation for their service as directors. See "Compensation of Executives" above for disclosure relating to Mr. Lütke's compensation.

In 2021, the Board of Directors approved the following amounts for director compensation for 2022:

Position	2022 Fees
Annual Board Member Retainer	$40,000
Audit Committee Chair	$20,000
Compensation and Talent Management Committee Chair	$15,000
Nominating and Corporate Governance Committee Chair	$10,000
Audit Committee Member	$10,000
Compensation and Talent Management Committee Member	$6,000
Nominating and Corporate Governance Committee Member	$3,000

In addition to the 2022 cash retainer fees, each non-employee director was entitled to receive an annual equity award with an intended grant date dollar value of approximately $250,000. The Lead Independent Director also received an additional equity award valued at approximately $30,000. These equity awards are made up of RSUs issued under our Long Term Incentive Plan ("LTIP"), and are subject to time-based vesting at a rate of 100% on the first anniversary of the grant date. All new directors also receive a new hire equity award with an intended grant date value of approximately $400,000. The new hire equity award is made up of RSUs issued under our LTIP and is subject to time-based vesting over three years, with 33.33% of such RSUs

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vesting on the first anniversary of the grant date, and the remaining RSUs vesting quarterly after that. Fidji Simo, who joined the Board of Directors on December 15, 2021, received her new hire equity award in the first quarter of 2022.

Each member of our Board of Directors is entitled to reimbursement for reasonable travel and other expenses incurred when attending Board or committee meetings or otherwise in connection with their role as a director. Directors do not receive any payment for attending meetings.

In consideration of equity value realization received in the past, Mr. Levine and Mr. Phillips elected to relinquish their 2022 director compensation (including equity compensation), which they did in 2021 as well. Mr. Ashe and Ms. Simo elected to defer their cash compensation in 2022 by converting 100% of such compensation into Deferred Stock Units ("DSUs").

The following table shows the compensation earned by each of our non-employee directors during 2022. Mr. Lütke, our CEO, does not appear in this table, as he does not receive any additional compensation for his services as a director.

Director Compensation Table

Director	Fee Earned(1)	Deferred Share Units(2)	Share Based Awards(3)	Option Based Awards(4)	Non-Equity Incentive Plan Compensation(5)	Pension Value(6)	All Other Compensation(7)	Total
	($)	($)	($)	($)	($)	($)	($)	($)
Robert Ashe	-	49,497	280,249	-	-	-	-	329,746
Gail Goodman	65,000	-	250,085	-	-	-	-	315,085
Jeremy Levine	-	-	-	-	-	-	-	—
Colleen Johnston	63,000	-	250,085	-	-	-	-	313,085
John Phillips	-	-	-	-	-	-	-	—
Toby Shannan(8)	-	-	-	-	-	-	-	—
Fidji Simo	-	31,664	650,745	-	-	-	-	682,409

1	Messrs. Levine and Phillips declined fees in 2022.
2	Mr. Ashe and Ms. Simo elected to defer their cash compensation in 2022 by converting 100% of such compensation into DSUs.
3	Messrs. Levine and Phillips declined equity compensation awards in 2022. The value of share based awards shown for the other directors is the grant date fair value for RSU awards granted under the LTIP, being equal to the number of share units granted multiplied by the weighted average trading price per common share on the NYSE for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by the directors, and the actual value received will differ.
4	We do not currently offer option-based awards to our directors.
5	We do not currently offer non-equity incentive plan compensation to our directors.
6	We do not currently offer a pension plan to our directors.
7	None of the directors are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their fees.
8	Mr. Shannan was appointed to the Board of Directors on January 1, 2023 and, accordingly, did not receive any director compensation in 2022.

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Outstanding Option-based and Share-based Awards

The following table indicates, for each of the directors except for Mr. Lütke and Mr. Shannan, all option-based and share-based awards outstanding as of December 31, 2022. Annual equity awards granted to our directors prior to November 2017 are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the next three years. Annual equity awards granted to our directors from November 2017 on are subject to time-based vesting at a rate of 100% on the first anniversary of the vesting start date. New hire equity awards granted to our directors from November 2017 on are subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the next two years.

Director(1)	Option-Based Awards				Share-Based Awards
	Number of Securities underlying unexercised options(2)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The- Money Options(3)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested(4)	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)		($)	(#)	($)	($)
Rob Ashe	16,240	13.77	May 10, 2028	340,033	7,990	277,333
Gail Goodman	41,430	3.97	November 16, 2026	1,273,475	7,130	247,482	-
	12,470	9.83	November 15, 2027	310,204	-	-	-
	14,120	13.77	May 10, 2028	295,645	-	-	-
Jeremy Levine	-	-	-	-	-	-	-
Colleen Johnston	-	-	-	-	7,130	247,482	-
	-	-	-	-	837	-	29,045
John Phillips	-	-	-	-	-	-	-
Fidji Simo	-	-	-	-	12,890	447,412	-
	-	-	-	-	801	-	27,798

1	Information on option-based and share-based awards held by Mr. Lütke and Mr. Shannan is reflected in the NEO Outstanding Option-Based and Share-Based Awards table.
2	Stock options were granted under our current Stock Option Plan and each such option is exercisable for one Class A subordinate voting share. For a description of the terms of stock options granted under our Stock Option Plan, see "Incentive Plans - Stock Option Plan", below.
3	Values are calculated based on the difference between closing market price of Shopify's Class A subordinate voting shares on the NYSE on December 31, 2022, which was of US $34.71, and the exercise price.
4	Value is calculated based on the closing market price of Shopify's Class A subordinate voting shares on NYSE on December 31, 2022, which was US $34.71.

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table indicates, for each of the directors, except for Mr. Lütke, who hold incentive plan awards, a summary of the value of the option-based and share-based awards that vested in accordance with their terms during the year ending December 31, 2022.

Director(1)	Option-Based Awards- Value Vested During the Year(2) ($)	Share-Based Awards- Value Vested During the Year(3) ($)
Robert Ashe	-	93,545
Gail Goodman	-	92,973
Colleen Johnston	-	205,453

1	Information on incentive plan awards held by Mr. Lütke and Mr. Shannan is reflected in the NEO Incentive Plan Awards - Value Vested or Earned During the Year table.
2	Values are calculated based on the difference between closing market price of Shopify's Class A subordinate voting shares on the NYSE on the vesting date and the exercise price.
3	Values are calculated based on the number of units vested and the actual realized sale price of Shopify's Class A subordinate shares on the NYSE on the vesting date.

The written charter of our Compensation and Talent Management Committee provides that the committee will review compensation for members of our Board of Directors on at least an annual basis, taking into account their responsibilities, time commitment and information regarding the compensation paid at peer companies. The Compensation and Talent Management Committee will make recommendations to our Board of Directors with respect to changes to our approach to director compensation as it considers appropriate.

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Equity Plans

Our Board of Directors is responsible for administering our Stock Option Plan ("Stock Option Plan") and LTIP, and the Compensation and Talent Management Committee makes recommendations to our Board of Directors in respect of matters relating to such plans. Our Stock Option Plan and LTIP were further amended and restated in May 2021 in connection with the approval of these plans by our shareholders.

The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP are automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B restricted voting shares on December 31 of the preceding calendar year.

Our Board of Directors, however, may act prior to January 1 of a given year to provide that there will be no January 1 increase in the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan and the LTIP for the then-upcoming fiscal year or to provide that any increase in the Class A subordinate voting share reserve for that year will be a lesser number of Class A subordinate voting shares. For 2022, our Board of Directors approved the 5% increase to the number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP.

Shopify competes for talent in a very aggressive labor market, globally. This environment requires us to offer competitive compensation packages, including equity opportunities, to attract and retain the high-performing talent who are key to supporting our growth and future success. The Board of Directors believes that our ability to offer competitive equity compensation has been, and will continue to be, critical to our ability to attract and retain these highly qualified and skilled employees. In the aggressive labor market for the skills that we require, the annual 5% increase to the number of shares available for issuance allows us to provide competitive equity compensation under our plans that otherwise would not be possible based on our internal forecasts over the next few years.

Copies of each of the Fourth Amended and Restated Legacy Option Plan (the "Legacy Option Plan"), the current Stock Option Plan and the current LTIP are available on SEDAR at sedar.com and on EDGAR at sec.gov.

Our Board of Directors is also responsible for administering options issued to employees of 6 River Systems, Inc. ("6RS") under the 6 River Systems, Inc. Amended and Restated 2016 Stock Option and Grant Plan (the "6RS Stock Option Plan") and options and RSUs issued to employees of Deliverr, Inc. ("Deliverr") under the Deliverr, Inc. 2017 Stock Option and Grant Plan (the "Deliverr Plan"). Shopify assumed the 6RS Stock Option Plan in connection with the acquisition of 6RS on October 17, 2019 and, following such acquisition, no additional options have been or will be granted under the 6RS Stock Option Plan. Shopify assumed the Deliverr Plan in connection with the acquisition of Deliverr on July 8, 2022 and, following such

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acquisition, no additional options or RSUs have been or will be granted under the Deliverr Plan. Copies of the 6RS Stock Option Plan and the Deliverr Plan are available on EDGAR at sec.gov.

Stock Option Plan

Our Board of Directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom options shall be granted, the number of Class A subordinate shares to be covered by each option granted and the terms and conditions of such option.

Our Board of Directors may amend the Stock Option Plan or any option at any time without the consent of the optionees, as long as the amendment (i) does not adversely alter or impair any option previously granted, except as permitted by the terms of the Stock Option Plan, (ii) is subject to any required regulatory approvals, and (iii) is in compliance with applicable law and subject to shareholder approval (if required), the requirements of the TSX or the Stock Option Plan. The Board of Directors may from time to time, in its discretion and without the approval of shareholders, amend the Stock Option Plan or any option in a manner for which shareholder approval is not otherwise specifically required under the terms of the Stock Option Plan, and such amendments at the discretion of the Board of Directors may include but are not limited to:

•amendments of a general housekeeping or clerical nature that clarify, correct or rectify any ambiguity, defective provision, error or omission;
•amendments to the provisions governing vesting, assignability and effect of termination of a participant's employment or office;
•the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;
•a change to advance the date on which any option may be exercised under the Stock Option Plan; and
•a change to the eligible participants of the Stock Option Plan.

For greater certainty, our Board of Directors is required to obtain shareholder approval to make the following amendments:

•any amendment that reduces the exercise price of any option after the options have been granted, or any cancellation of an option and the substitution of that option by a new option with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;
•any amendment that extends the expiry date of any option beyond the original expiry date, except in case of an extension due to a blackout period;
•any increase to the maximum number of Class A subordinate shares issuable from treasury under the Stock Option Plan and any other treasury-based share compensation plans, other than an adjustment pursuant to a change in capitalization;
•any amendment to remove or to exceed the limits with respect to "Insiders" (as defined by the TSX) set out in the Stock Option Plan; and
•any amendment to the amendment provisions of the Stock Option Plan.

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Summary of other key terms of the Stock Option Plan:

Eligibility
The Stock Option Plan allows for the grant of options to our directors, executive officers, employees and consultants. Eligibility is subject to an "insider participation limit"; a limit on grants to "Insiders" so that the maximum number of shares issued to insiders within any one year period, or issuable to insiders at any time, under the Stock Option Plan, the Legacy Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Class A subordinate voting shares and Class B restricted voting shares at such time.

Expired / Cancelled / Forfeited Options
All of the Class A subordinate voting shares covered by expired, cancelled or forfeited options granted under the Stock Option Plan or units under the LTIP will automatically become available as Class A subordinate voting shares for the purposes of options or units that may be subsequently granted under the Stock Option Plan and the LTIP.

Exercise Price
All options granted under the Stock Option Plan will have an exercise price determined and approved by our Board of Directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time.

Market Price
The market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted.

Option Term
An option shall be exercisable during a period established by our Board of Directors, which shall commence on the date of the grant and shall terminate not later than ten years after the date of the granting of the option.

Vesting
Options elected through the Flex Comp program generally vest on a monthly basis over the course of each quarter. Options granted outside of the Flex Comp program generally vest at a rate of 33.33% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the following two years.

Blackout Period
The Stock Option Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

Plan Adjustments
The Stock Option Plan provides that appropriate adjustments will be made by our Board of Directors in order to maintain the optionees' economic rights in respect of their options in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction. Such adjustments could include adjustments to the exercise price and/or the number of Class A subordinate voting shares to which an optionee is entitled upon exercise of options, or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

Termination	For cause: Forfeiture of all unvested options, cancellation of all unexercised options as of date of termination.
Other than for cause (but excluding death or incapacity): Forfeiture of all unvested options, 90 days to exercise vested options.
Death or incapacity: Forfeiture of all unvested options, one year to exercise vested options.
Change In Control
A participant's grant agreement or any other written agreement between a participant and Shopify may provide that unvested options be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. Our Board of Directors may at its discretion accelerate the vesting of any outstanding options notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any option, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted.

Assignment
Except as specifically provided in an option agreement approved by our Board of Directors, options granted under the Stock Option Plan are generally not transferable; however, an optionee may, with the prior approval of the Company, transfer options to (i) such optionee's family or retirement savings trust, or (ii) registered retirement savings plans or registered retirement income funds of which the optionee is and remains the annuitant.

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As of December 31, 2022, a total of 10,951,410 options were outstanding under the Stock Option Plan, and the Class A subordinate voting shares issuable upon exercise of such options represent in the aggregate: (i) 0.9% of the Class A subordinate voting shares issued and outstanding as of December 31, 2022, and (ii) 0.9% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2022. As of December 31, 2022, there were 299,365,738 options available to be granted, or 23.5% of the Class A subordinate voting shares and Class B restricted voting shares issued and outstanding as of December 31, 2022.

The annual burn rate of the Stock Option Plan for 2022 was 0.6%, for 2021 was 0.2%, and for 2020 was 0.2%. The annual burn rate is calculated by dividing the number of options granted during the applicable fiscal year by the weighted average number of Class A subordinate voting shares and Class B restricted voting shares outstanding for the applicable fiscal year.

LTIP

Under the terms of the LTIP, our Board of Directors, or if authorized by our Board of Directors, our Compensation and Talent Management Committee, may grant LTIP units as RSUs, performance share units ("PSUs") or DSUs. Each LTIP unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of LTIP units will be evidenced by a grant agreement with each such participant.

Our Board of Directors may, in its sole discretion, suspend or terminate the LTIP at any time or from time to time amend, revise or discontinue the terms and conditions of the LTIP or of any LTIP unit granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and stock exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any LTIP unit previously granted, except as permitted by the terms of the LTIP or as required by applicable laws.

Our Board of Directors may amend the LTIP or any LTIP unit at any time without the consent of a participant provided that such amendment shall (i) not adversely alter or impair any LTIP unit previously granted except as permitted by the terms of the LTIP, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be subject to shareholder approval and, where required by law, the requirements of the TSX or the LTIP, provided however that shareholder approval shall not be required for the following amendments:

•amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP;
•changes that alter, extend or accelerate the terms of vesting or settlement applicable to any LTIP units; and
•a change to the eligible participants under the LTIP;

provided that the alteration, amendment or variance does not:

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•increase the maximum number of Class A subordinate voting shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization; or
•amend the amendment provisions of the LTIP.

For greater certainty, our Board of Directors is required to obtain shareholder approval to make the following amendments:

•any increase to the maximum number of Class A subordinate shares issuable from treasury under the LTIP and any other treasury-based share compensation plans, other than an adjustment pursuant to a change in capitalization;
•any amendment to remove or to exceed the limits with respect to "Insiders" (as defined by the TSX) set out in the LTIP; and
•any amendment to the amendment provisions of the LTIP.

Summary of other key terms of the LTIP:

Eligibility
The LTIP allows for the grant of units to directors, executive officers, employees and consultants of the Company or any of its affiliates. Eligibility is subject to an "insider participation limit"; a limit on grants to "Insiders" (as defined by the TSX) so that the maximum number of shares issued to insiders within any one year period, or issuable to Insiders at any time, under the Stock Option Plan, the Legacy Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Class A subordinate voting shares and Class B restricted voting shares at such time.

Vesting
RSUs: RSUs elected through the Flex Comp program generally vest on a monthly basis over the course of each quarter. RSUs granted outside of the Flex Comp program generally vest at a rate of 33.33% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the following two years.
DSUs: Unless otherwise approved by our Board of Directors, DSUs recorded in a participant's DSU notional account shall vest on the day that the DSU participant ceases to be a director and, if applicable, an employee of the Company for any reason including as a result of retirement, death, voluntary or involuntary termination without cause, or incapacity.

DSUs: Unless otherwise approved by our Board of Directors, DSUs recorded in a participant's DSU notional account shall vest on the day that the DSU participant ceases to be a director and, if applicable, an employee of the Company for any reason including as a result of retirement, death, voluntary or involuntary termination without cause, or incapacity.

PSUs: PSUs will vest upon achievement of the performance criteria described in a participant's grant agreement, provided the PSU participant is continuously employed by or in service with the Company, or any of its affiliates, from the grant date until such PSU vesting date.
Dividend Equivalents	In the event a dividend is paid on our Class A subordinate voting shares, then each participant's notional account shall, unless otherwise determined by the Board of Directors in respect of any grant of units, be credited with additional units (including fractional units) equivalent in value to the dollar amount that the participant would have received as dividends if the participant had on the dividend payment date held a number of Class A subordinate voting shares equal to the number of share units in such participant's account prior to the payment of such dividends.
Blackout period
In the event that a participant receives Class A subordinate voting shares in satisfaction of a grant of RSUs, PSUs or DSUs during a blackout period, such participant shall not be entitled to sell or otherwise dispose of such Class A subordinate voting share until such blackout period has expired.

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Plan Adjustments
The LTIP provides that appropriate adjustments, if any, will be made by our Board of Directors in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation, in the Class A subordinate voting shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

Termination	Unless otherwise approved by our Board of Directors, unvested RSUs previously credited to the participant's account will expire when the participant ceases to be an eligible person under the LTIP.
Assignment	Units granted under the LTIP are generally not transferable; however, a participant may, with the prior approval of the Company, transfer units to such participant's family or any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant.

As of December 31, 2022, a total of 9,296,018 RSUs were outstanding under the LTIP, and the Class A subordinate voting shares issuable upon vesting of such RSUs represent in the aggregate: (i) 0.9% of the Class A subordinate voting shares issued and outstanding as of December 31, 2022, and (ii) 0.8% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2022.

As of December 31, 2022, a total of 11,413 DSUs were outstanding under the LTIP, and the Class A subordinate voting shares issuable upon vesting of such DSUs represent in the aggregate: (i) less than 0.1% of the Class A subordinate voting shares issued and outstanding as of December 31, 2022, and (ii) less than 0.1% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2022.

As of December 31, 2022, there were 299,365,738 units available to be granted under the LTIP, or 23.5% of the Class A subordinate voting shares and Class B restricted voting shares issued and outstanding as of December 31, 2022.

The annual burn rate of the LTIP for 2022 was 1.7%, for 2021 was 0.5%, and for 2020 was 0.4%. The annual burn rate is calculated by dividing the number of RSUs and DSUs granted during the applicable fiscal year by the weighted average number of Class A subordinate voting shares and Class B restricted voting shares outstanding for the applicable fiscal year.

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Summary of key terms of the 6RS Stock Option Plan:

Eligibility
The 6RS Stock Option Plan allowed for the grant of options covering shares of the common stock of 6RS to eligible officers, employees, directors, consultants and other key persons of 6RS or any subsidiary.

On October 17, 2019, Shopify acquired 6RS by way of merger. Pursuant to the merger and subject to the exercise of a consent agreement, each unvested 6RS stock option (each, a "6RS Option") that was held by an individual who was employed by 6RS immediately prior to the closing of the merger (each, a "6RS Continuing Employee") was cancelled and in exchange each 6RS Continuing Employee received options exercisable for Class A subordinate voting shares of Shopify (each, a "6RS Substitute Option"). The number of Class A subordinate voting shares subject to each 6RS Substitute Option was determined based on an exchange ratio calculated in accordance with the merger agreement (the "6RS Exchange Ratio"). Only 6RS Continuing Employees received 6RS Substitute Options. In total, 886,650 Class A subordinate shares (Share Split-adjusted) were issuable to Continuing Employees on exercise of 6RS Substitute Options following the Merger. Following the merger, no additional options have been or will be granted pursuant to the 6RS Stock Option Plan.

Expired / Cancelled / Forfeited Options	None of the Class A subordinate voting shares covered by expired, cancelled or forfeited 6RS Substitute Options will become available as Class A subordinate voting shares for the purposes of options or units that may be subsequently granted under the Stock Option Plan, the LTIP or any other equity compensation plan of the Company.
Exercise Price	The exercise price for each share of 6RS common stock covered by a 6RS Option was not less than 100% of the fair market value of the 6RS common stock on the date of grant. The per share exercise price of each 6RS Substitute Option was determined by dividing the per share exercise price of the applicable 6RS Option by the Exchange Ratio. The fair market value of the 6RS common stock was based on the reasonable application of a valuation method not inconsistent with 409A of the U.S. Internal Revenue Code of 1986 as amended.
Option Term	Each 6RS Substitute Option has the same expiration date as its corresponding 6RS Option. Each 6RS Stock Option had an exercise term commencing on the date of grant and terminating not later than ten years from the date of grant.
Vesting	Following the merger, the 6RS Substitute Options are subject to the same vesting schedule applicable to the underlying 6RS Options.

Typically, the Substitute Options are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date, with the remainder vesting in monthly installments over the next three years.
Plan Adjustments	Appropriate adjustments will be made by our Board of Directors in order to maintain the optionees' economic rights in respect of the 6RS Substitute Options in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction. Such adjustments could include adjustments to the exercise price and/or the number of Class A subordinate voting shares to which an optionee is entitled upon exercise of 6RS Substitute Options or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.
Termination	For cause: Forfeiture of all unvested options and, if provided in grant agreement, cancellation of all unexercised options as of date of termination.
Other than for cause (but excluding death or incapacity): Forfeiture of all unvested options, right to exercise vested options continues until 90 days after termination or on the expiration date of the award, whichever is earlier.
Death or incapacity: Forfeiture of all unvested options, right to exercise vested options continues until one year after termination on the expiration date of the award, whichever is earlier.

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Change In Control	In connection with the merger, each 6RS Continuing Employee agreed to waive any acceleration of vesting that would occur solely by reason of a change in control of Shopify following the merger. In the event of a change of control, the outstanding 6RS Substitute Options will terminate unless assumed or unless new awards are substituted therefor. In the event of a termination in connection with a change of control, each holder of 6RS Substitute Options shall be permitted to exercise all such options. In a change of control, Shopify shall also have the right (but not the obligation) to make or provide for a cash payment to holders of the 6RS Substitute Options without their consent in exchange for cancellation of the 6RS Substitute Options.
Assignment	6RS Substitute Options are generally not transferable; however, the grant agreement may provide that an optionee may gift options to such optionee's family, trusts for the benefit of family members or partnerships in which such family members are the only partners, provided the transferee agrees in writing to be bound by all terms and conditions of the 6RS Stock Option Plan.

As of December 31, 2022, a total of 137,254 options were outstanding under the 6RS Stock Option Plan, and the Class A subordinate voting shares issuable upon exercise of such options represent in the aggregate: (i) less than 0.1% of the Class A subordinate voting shares issued and outstanding as of December 31, 2022, and (ii) less than 0.1% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2022. No additional options were granted pursuant to the 6RS Stock Option Plan following the acquisition of 6RS and no additional options will be granted pursuant to the 6RS Stock Option Plan going forward.

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Summary of key terms of the Deliverr Plan:

Eligibility
The Deliverr Plan allowed for the grant of stock options, RSUs and other share-based awards (each, an "Award" and collectively, the "Awards") to eligible officers, employees, directors, consultants and other key persons of Deliverr or any subsidiary.

On July 8, 2022, Shopify acquired Deliverr by way of merger. Pursuant to the merger and subject to the exercise of a consent agreement, each unvested Deliverr stock option (each, a "Deliverr Option") and Deliverr RSU (each, a "Deliverr RSU") held by an individual who was employed by, or an independent contractor or consultant of, Deliverr immediately prior to the closing of the merger (each, a "Deliverr Continuing Employee") was cancelled and in exchange each Deliverr Continuing Employee received options (each, a "Deliverr Substitute Option") and RSUs (each, a "Deliverr Substitute RSU") exercisable for Class A subordinate voting shares of Shopify. The number of Class A subordinate voting shares subject to each Deliverr Substitute Option and Deliverr Substitute RSU was determined based on an exchange ratio calculated in accordance with the merger agreement (the "Deliverr Exchange Ratio"). Only Deliverr Continuing Employees received Deliverr Substitute Options and Deliverr Substitute RSUs. Following the merger, 2,243,973 Class A subordinate voting shares were issuable to Deliverr Continuing Employees on exercise of Deliverr Substitute Options and 1,234,327 Class A subordinate voting shares were issuable to Deliverr Continuing Employees on settlement of Deliverr Substitute RSUs. Following the merger, no additional stock options or RSUs have been or will be granted pursuant to the Deliverr Plan.

Vesting	The Deliverr Substitute Options generally vest in equal monthly installments over a period of four years.

The Deliverr Substitute RSUs generally vest in equal monthly installments over a period of either two or four years.
Expired / Cancelled / Forfeited Awards	None of the Class A subordinate voting shares covered by expired, cancelled or forfeited Awards will become available as Class A subordinate voting shares for the purposes of options or units that may be subsequently granted under any of the Company's other equity plans.
Option Exercise Price	The exercise price for each share of Deliverr common stock covered by a Deliverr Option was not less than 100% of the fair market value of the Deliverr common stock on the date of grant. The per share exercise price of each Deliverr Substitute Option was determined by dividing the per share exercise price of the applicable Deliverr Option by the Exchange Ratio. The fair market value of the Deliverr common stock was based on the reasonable application of a valuation method not inconsistent with Section 409A of the U.S. Internal Revenue Code of 1986, as amended.
Option Term	Each Deliverr Substitute Option has the same expiration date as its corresponding Deliverr Option. Each Deliverr Option had an exercise term commencing on the date of grant and terminating not later than ten years from the date of grant.
Plan Adjustments	Appropriate adjustments will be made by our Board of Directors in order to maintain Award holders' economic rights in respect of Deliverr Substitute Options and Deliverr Substitute RSUs in connection with a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or similar corporate transaction. Such adjustments could include adjustments to the number and kind of securities reserved for issuance and delivery under the Deliverr Plan or adjustments to the exercise price of the Deliverr Substitute Options.

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Termination (Options)	Subject to the individual award agreements, the following occurs to Deliverr Substitute Options upon a termination of service.
For cause: Forfeiture of all unvested options and, if provided in grant agreement, cancellation of all unexercised options as of date of termination.
Other than for cause (but excluding death or incapacity): Forfeiture of all unvested options, right to exercise vested options continues until 3 months after termination or on the expiration date of the award, whichever is earlier.
Death or incapacity: Forfeiture of all unvested options, right to exercise vested options continues until 12 months after termination or on the expiration date of the award, whichever is earlier.
Termination (RSUs)	Unless otherwise provided in an individual award agreement, unvested RSUs previously credited to the participant's account will terminate upon any termination of service.
Sale Event	In the event of a sale event, the outstanding Deliverr Substitute Options and unvested Deliverr Substitute RSUs will terminate unless assumed or unless such awards are "cashed out" based on the transaction price. In the event of a termination of awards in connection with a sale event, each holder of Deliverr Substitute Options shall be permitted to exercise all options which are then exerciseable.
Assignment	Deliverr Substitute Options and Deliverr Substitute RSUs are generally not transferable. If provided for in the applicable grant agreement, Deliverr Substitute Options may be transferred as a gift to the holder's family, trusts for the benefit of family members or partnerships in which such family members are the only partners, provided the transferee agrees in writing to be bound by all terms and conditions of the Deliverr Plan.

As of December 31, 2022, a total of 922,888 RSUs were outstanding under the Deliverr Plan, and the Class A subordinate voting shares issuable upon vesting of such RSUs represent in the aggregate: (i) less than 0.1% of the Class A subordinate voting shares issued and outstanding as of December 31, 2022, and (ii) less than 0.1% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2022.

As of December 31, 2022, a total of 1,881,879 options were outstanding under the Deliverr Plan, and the Class A subordinate voting shares issuable upon exercise of such options represent in the aggregate: (i) 0.2% of the Class A subordinate voting shares issued and outstanding as of December 31, 2022, and (ii) 0.1% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2022.

No additional RSUs or options were granted pursuant to the Deliverr Plan following the acquisition of Deliverr and no additional RSUs or options will be granted pursuant to the Deliverr Plan going forward.

Legacy Option Plan

We have previously granted to certain directors, employees, officers and consultants options to purchase common shares of the Company under the Legacy Option Plan. As part of the reorganization of our share capital in connection with our IPO, each option issued and outstanding under the Legacy Option Plan became exercisable for Class B restricted voting shares. The options issued under the Legacy Option Plan were granted at exercise prices equal to the fair market value of the underlying shares at the time of initial grant. The exercise price of certain options was subsequently adjusted in accordance with the terms of the Legacy Option

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Plan to reflect the split of all our issued and outstanding common shares on a 5-for-1 basis which occurred on April 12, 2013.

The Legacy Option Plan provides that appropriate adjustments, if any, will be made by our Board of Directors in connection with any subdivision, redivision, consolidation, merger, recapitalization or similar change affecting the Class B restricted voting shares, including adjustments to the exercise price and the number of Class B restricted voting shares to which an optionee is entitled upon exercise of options.

In connection with our IPO, our Legacy Option Plan was amended and restated to, among other things, introduce a cashless exercise feature and to include terms and conditions required by the TSX for a stock option plan such as provisions and restrictions relating to amendment of the Legacy Option Plan or options similar to those applicable to the Stock Option Plan summarized above under "Stock Option Plan".

No additional options were granted under the Legacy Option Plan after our May 2015 IPO. As of December 31, 2022, a total of 1,038,218 options were outstanding under the Legacy Option Plan, and the Class B restricted voting shares issuable upon exercise of such options represent in the aggregate: (i) 1.3% of the Class B restricted voting shares issued and outstanding as of December 31, 2022, and (ii) 0.1% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2022.

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Equity Compensation Plan Information
as of December 31, 2022

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans(3)
	(#)	($)	(#)
Equity Compensation Plans Approved by Shareholders(1)
Legacy Option Plan(4)	1,038,218	0.53	-
Stock Option Plan(5)	10,951,410	15.90	see "Total"
Long Term Incentive Plan(5)	9,307,431	-	see "Total"
Equity Compensation Plans Not Approved by Shareholders(1)
6RS Stock Option Plan(6)	137,254	3.43	-
Deliverr Plan(7)	2,804,767	7.32	-
Total	24,239,080	n/a	299,365,738(8)

1	Each of the Legacy Option Plan, Stock Option Plan and LTIP were approved by shareholders at the Company's 2015 Annual General and Special Meeting. The Stock Option Plan and LTIP were further amended and restated and approved by shareholders at the Company's 2018 and 2021 Annual General and Special Meeting. The 6RS Stock Option Plan was assumed in connection with the Company's acquisition of 6RS on October 17, 2019 and the Deliverr Plan was assumed in connection with the Company's acquisition of Deliverr on July 8, 2022.
2	All outstanding options have an exercise price in U.S. dollars.
3
No additional options were granted under the Legacy Option Plan after our May 2015 IPO.
The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP are automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate amount of outstanding Class A subordinate voting shares and Class B restricted voting shares on December 31 of the preceding calendar year, unless the Board of Directors determines to increase by a lesser percentage or not at all. Since 2016, the Board has annually approved the 5% increase.

4	Options issued under the Legacy Option Plan are exercisable for Class B restricted voting shares.
5	Options issued under the Stock Option Plan are exercisable for Class A subordinate voting shares. Each unit granted under the LTIP represents the right to receive one Class A subordinate voting share in accordance with the terms of the plan.
6	Options issued under the 6RS Stock Option Plan are exercisable for Class A subordinate voting shares. No post-acquisition options have been or will be granted under the 6RS Stock Option Plan.
7	Options issued under the Deliverr Plan are exercisable for Class A subordinate voting shares. No post-acquisition options have been or will be granted under the Deliverr Plan.
8	63,756,428 additional securities were added on January 1, 2023, for a total of 363,122,166.

As of December 31, 2022, the maximum number of securities issuable under both the Stock Option Plan and the LTIP was 299,365,738 and the Class A subordinate voting shares issuable upon vesting or exercise of such securities, as applicable, represent in the aggregate 23.5% of the total Class A subordinate shares and Class B restricted voting shares issued and outstanding as of December 31, 2022.
Limitations on Liability and Indemnity Agreements

Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Shopify or another entity.

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The CBCA also provides that we may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

•acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and
•in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require Shopify to indemnify to the fullest extent permitted by the CBCA each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Shopify or another entity.

Our by-laws authorize Shopify to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

We have entered into indemnity agreements with each of our current directors and officers undertaking to indemnify each of them to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of actions in the exercise of their duties as a director or officer.

Indebtedness of Directors, Officers and Employees

None of our proposed nominees for directors, current directors, executive officers, employees, and former directors, executive officers and employees, is or has been indebted to the Company at any time.

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SECTION 4: CORPORATE GOVERNANCE POLICIES AND PRACTICES

Regulators and Good Governance Organizations

As a corporation incorporated under the CBCA and listed on both the TSX and the NYSE, Shopify is subject to various Canadian and U.S. legislation, rules, regulations and standards related to governance practices. The Company, through its Nominating and Corporate Governance Committee, is committed to monitoring legislative and regulatory developments in the area of corporate governance, as well as the best practice recommendations of institutional investors and organizations such as the Canadian Coalition for Good Governance ("CCGG") and Institutional Shareholder Services ("ISS"). Schedule A – Statement of Corporate Governance Practices outlines Shopify's corporate governance practices in relation to the requirements of NI 58-101.

Overall Approach

The Board and senior management believe that the Company's current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 Corporate Governance Guidelines, the corporate governance rules of the NYSE, and applicable Canadian and U.S. corporate and securities rules and regulations, including the provisions of the CBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act. To the extent there are differences between the Canadian and U.S. governance requirements applicable to the Company, and the U.S. requirements so allow, the Company has generally chosen to follow the Canadian requirements. The Company does not consider any of these differences to be material.

Foreign Private Issuer

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company's by-laws provide for a quorum for any meeting of the holders of the company's common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our by-laws provide that a quorum of shareholders is met by the holders of at least 25% of the shares entitled to vote at the meeting, attending the meeting themselves or represented by proxy, and at least two persons entitled to vote at the meeting, attending the meeting themselves or represented by proxy.

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

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Set out below are certain key governance practices that are, in the Company's view, essential to creating a Board and committees that can function independently and effectively and add significant value to the Company.

Corporate Governance

The Canadian Securities Administrators has issued corporate governance guidelines pursuant to National Policy 58-201—Corporate Governance Guidelines (the "Corporate Governance Guidelines"), together with certain related disclosure requirements pursuant to NI 58-101. The Corporate Governance Guidelines are recommended as "best practices" for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices that reflect our consideration of the recommended Corporate Governance Guidelines.

The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines. See also Schedule A – Statement of Corporate Governance Practices, for a description of our current corporate governance practices in accordance with the requirements of NI 58-101.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company and who meet the additional qualifications prescribed under the NYSE rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company's Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for membership on the Audit Committee, including those contained in National Instrument 52-110 Audit Committees ("NI 52-110") and the U.S. Sarbanes-Oxley Act.

Each Board member is required to complete an annual independence questionnaire and update such questionnaire if circumstances change during the year. Based upon the information provided by the directors in such questionnaires, the Board has determined that all existing directors and proposed director nominees, other than Mr. Lütke and Mr. Shannan, are independent under all of the requisite regulatory and statutory criteria. Brief biographies of the director nominees are included in Section 2 of this Circular and on our website at investors.shopify.com/governance/board-of-directors.

Mr. Lütke and Mr. Shannan are our only non-independent directors. Mr. Lütke founded Shopify in 2004 and has been the Company's Chief Executive Officer since 2008. Mr. Shannan is the former Chief Operating Officer of Shopify and spent 12 years leading Shopify’s global operations as well as its customer support and service strategy. While Mr. Lütke, the Chair of the

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Board, is not an independent director, a Lead Independent Director, Robert Ashe, has been appointed. See below "Lead Independent Director".

Board and Committee Meetings

Our Board Charter states that our Board of Directors will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. From time to time the Board and committees also act by unanimous written consent. The Board and its committees each have a working plan derived from the respective Board and committee mandates assigned to scheduled meetings, to ensure that all critical duties and actions are fulfilled throughout the year. As other matters arise throughout the year requiring discussion or approval, additional meetings are convened.

In 2022, there were seven Board meetings, five Audit Committee meetings, six Compensation and Talent Management Committee meetings, four Nominating and Corporate Governance Committee meetings and one ad hoc meeting with the independent members of the Board. Each director standing for re-election attended 100% of all Board meetings held in 2022 and at least 91% of all standing committee meetings held in 2022 for which their attendance was expected as a committee member.

Meetings of Independent Directors

Our Board of Directors holds regularly scheduled quarterly meetings, an annual review and discussion of management's annual operating plan, and ad hoc meetings from time to time. In camera non-executive sessions are held at the end of all Board and committee meetings. All of our committees are made up of independent directors. The independent members of our Board of Directors meet with our auditors without management present. The independent members of our Board of Directors also meet, as required, without the non-independent directors and members of management. In addition, each Board member is free to suggest the inclusion of agenda items and is free to raise at any Board meeting subjects that are not on the agenda for that meeting.

Mandate of the Board of Directors

Our Board of Directors is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management, with the goal of increasing shareholder value over the long term. Our Board has adopted a Board Charter, a copy of which is attached as Schedule B to this Circular and can also be accessed on our website at investors.shopify.com/governance/governance-documents. The Board Charter describes the responsibilities of our Board of Directors, including:

•appointing our Chief Executive Officer;
•developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting, and reviewing the performance of our Chief Executive Officer against corporate goals and objectives;

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•taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;
•reviewing and approving our Code of Conduct and reviewing and monitoring compliance with the Code of Conduct and our enterprise risk management processes;
•reviewing and approving management's strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures; and
•reviewing and approving material transactions not in the ordinary course of business.

Duties and Responsibilities of the Board of Directors

Our directors have fiduciary duties to the Company under the CBCA. In exercising their powers and discharging their duties, our directors must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is afforded a due diligence defense for failure to comply with any provision of the CBCA, our articles, or our by-laws where he or she exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance in good faith on: (i) financial statements represented to him or her by an officer of our Company or in a written report of our auditor to fairly reflect the financial condition of the company; or (ii) a report of a person whose profession lends credibility to a statement made by the professional person.

Each member of the Board is expected to spend the time and effort necessary to properly discharge his or her responsibilities as a director of the Company. Accordingly, a director is expected to regularly attend meetings of the Board and Board committees on which such director sits, and to review prior to each meeting the materials distributed in advance of such meeting. A director who is unable to attend a meeting is expected to notify the Chair or the chairperson of the appropriate committee in advance of such meeting.

Access to Information and Authority

The Board is granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board, and any committee of the Board, has the authority to, at its sole discretion and at the Company's expense, retain and set the compensation of outside experts, advisors or other professionals, including but not limited to independent legal or accounting advisors, as necessary to assist in the performance of its duties and responsibilities. The Board, and any committee of the Board, has the authority to request that any officer or employee of the Company, the Company's outside legal counsel, the Company's independent auditor, or any other professional retained by the Company to render advice to the Company, attend a meeting of the Board or such committee, or meet with any members of or advisors to the Board. Pursuant to the Company's Corporate Governance Guidelines, directors are encouraged to speak directly to any member of management regarding any questions or concerns the directors may have. The Board regularly invites members of management to attend Board and committee

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meetings where they share relevant information or insights related to business discussed at such meetings.

Board Committees

Our Board Charter states that the Board shall appoint from among its members the members of each committee of the Board, in consultation with the relevant committee. The standing committees of our Board of Directors consist of an Audit Committee, a Compensation and Talent Management Committee, and a Nominating and Corporate Governance Committee. Our Board committees are comprised entirely of independent directors.

Audit Committee

Our Audit Committee is comprised of Mr. Ashe, Ms. Goodman and Ms. Johnston and is chaired by Ms. Johnston. Our Board of Directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE, the SEC and NI 52-110. Our Board of Directors has determined that each of the members of the Audit Committee is "financially literate" within the meaning of the NYSE rules and NI 52-110, and has identified the Committee Chair, Ms. Johnston, as an "audit committee financial expert" as required by the NYSE corporate governance rules and the rules adopted by the SEC in accordance with the U.S. Sarbanes-Oxley Act and the rules promulgated thereunder by the NYSE. The Audit Committee met five times in 2022.

All of the members of our Audit Committee have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the issues that can reasonably be expected to be raised by Shopify's financial statements. More specifically, all of our audit committee members have:

•an ability to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement;
•an understanding of generally accepted accounting principles ("GAAP") and financial statements;
•an ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves or provisions;
•experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;
•an understanding of internal controls and procedures for financial reporting; and
•an understanding of audit committee functions.

Ms. Johnston acquired her financial literacy and expertise as a result of having graduated with a Bachelor of Business Administration from York University's Schulich School of Business,

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obtaining her Chartered Accountant (fellow) designation, acting in senior leadership roles at Scotiabank for 15 years, including as Chief Financial Officer of Scotia Capital, and at Toronto-Dominion Bank for 14 years, ten of which she spent as Group Head, Finance, Sourcing, Corporate Communications and Chief Financial Officer.

Mr. Ashe acquired his financial literacy as a result of having graduated with a Bachelor of Commerce, Accounting from the University of Ottawa, obtaining his Chartered Accountant (fellow) designation, and acting as VP Finance, Controller at Cognos for three years and as Chief Corporate Officer with responsibility for finance at Cognos for two years. Mr. Ashe currently serves on the audit committee of one public company, MSCI Inc. (NYSE).

Ms. Goodman acquired her financial literacy as a result of having graduated with a Masters in Business Administration from the Tuck School of Business of Dartmouth College, and acting as Chief Executive Officer of Constant Contact for 17 years.

Our Board of Directors has established an Audit Committee Charter setting forth the purpose, composition, authority and responsibilities of the Audit Committee, consistent with the rules of the NYSE, the SEC and NI 52-110. A copy of the Audit Committee Charter can be found on our website at investors.shopify.com/governance. The principal purpose of our Audit Committee is to assist our Board of Directors in discharging its oversight of:

•the quality and integrity of our financial statements and related information;
•the independence, qualifications, appointment and performance of our external auditor;
•our disclosure controls and procedures, internal control over financial reporting and management's responsibility for assessing and reporting on the effectiveness of such controls;
•our compliance with applicable legal and regulatory requirements; and
•our enterprise risk management processes.

At least annually, the Audit Committee reviews and confirms the independence of the auditor by obtaining statements from the independent auditor describing all relationships or services that may affect their independence and objectivity, and the committee takes appropriate actions to oversee our auditor.

In connection with its risk management function, the Audit Committee reviews and discusses regular reports prepared by the Head of Risk and Internal Audit on the effectiveness of the Company's risk management programs, control processes, cybersecurity protocols and governance procedures, together with management's response. Issues that are determined to represent an elevated level of risk may be escalated to the full Board for consideration, at the discretion of the Audit Committee.

Our Audit Committee has access to all of our books, records, facilities and personnel and may request any information about the Company as it may deem appropriate. It also has the authority in its sole discretion and at the Company's expense, to retain and set the compensation

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of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

Our Audit Committee recommends the auditors to be nominated and reviews the compensation of the auditors.

Our Audit Committee also reviews our policies and procedures for reviewing and approving or ratifying related-party transactions (as defined under U.S. GAAP), and is responsible for reviewing and approving or ratifying all related-party transactions.

Pre-Approval Procedures for Non-Audit Services

From time to time, management recommends to and requests approval from the Audit Committee for the provision audit and non-audit services to be provided by the Company's auditors. The Audit Committee considers such requests, if applicable, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the Company's auditors.

Further information about our Audit Committee can be found in the "Directors and Officers" section and in Exhibit A - Audit Committee Charter of our Annual Information Form filed on February 16, 2023, which can be found on our website, at sedar.com or at sec.gov.

    Responsibilities and Duties of the Chair of the Audit Committee

The Chair of the Audit Committee has the following responsibilities and duties: chair meetings of the Committee; in consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates and locations of meetings of the committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the committee; in consultation with the Board Chair, ensure that all items requiring the committee's approval are appropriately tabled; report to the Board on the matters reviewed by, and on any decisions or recommendations of, the committee at the next meeting of the Board following any meeting of the committee; and carry out any other or special assignments or any functions as may be requested by the Board.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is comprised of Mr. Ashe, Ms. Johnston, and Mr. Levine, each of whom is independent for purposes of NI 58-101. The Nominating and Corporate Governance Committee is chaired by Mr. Ashe.

Our Board of Directors has established a Nominating and Corporate Governance Committee Charter setting forth the purpose, composition, authority and responsibility of our Nominating

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and Corporate Governance Committee. The Nominating and Corporate Governance Committee's purpose is to assist our Board of Directors in:

•identifying individuals qualified to become members of our Board of Directors;
•selecting or recommending that our Board of Directors select director nominees for the next annual meeting of shareholders and determining the composition of our Board of Directors and its committees;
•developing and overseeing a process to assess our Board of Directors, the Chair of the Board, the committees of the Board, the chairs of the committees, individual directors and management;
•developing and implementing our corporate governance guidelines; and
•overseeing the Company's strategy and initiatives relating to environmental, social and corporate governance matters that are significant to the Company.

Board, Committee and Director Evaluations

It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall efficiency of our Board of Directors and our Chair and all Board committees and their chairs. As part of its mandate, the Nominating and Corporate Governance Committee annually conducts a formal review process, in order to assess our Board of Directors, each committee and each director regarding his, her or its effectiveness and contribution. The Chair of the Nominating and Corporate Governance Committee then provides a report of the evaluation results to our Board of Directors.

Directors must notify the Nominating and Corporate Governance Committee upon a change in principal occupation or business association, prior to accepting another directorship, or upon becoming aware of circumstances that may adversely reflect upon such director, any other director, or the Company, so that the potential for conflicts or other factors compromising the director's ability to perform his or her duties may be fully assessed.

Identifying New Candidates for our Board

The Board has delegated to the Nominating and Corporate Governance Committee the responsibility for developing and recommending to the Board the criteria that are deemed necessary of advisable for prospective director candidates. The Board has full authority to modify such criteria as and when it sees fit.

The Board has also delegated to the Nominating and Corporate Governance Committee the responsibility for developing succession plans for the Board, identifying suitable candidates for nomination to the Board and assessing their qualifications in light of the Company's Corporate Governance Guidelines and the Nominating and Corporate Governance Committee Charter. The Nominating and Corporate Governance Committee may consider all facts and circumstances that it deems appropriate or advisable under the circumstances, including advice and recommendations from the Company's shareholders, management and others. The Nominating and Corporate Governance Committee will review the prospective candidates' qualifications with

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the Board and recommend to the Board such prospective director candidates. The Board is ultimately responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders.

In identifying new candidates for our Board of Directors, the Nominating and Corporate Governance Committee will consider what competencies and skills our Board of Directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our Board of Directors as a group, and the personality and other qualities of each director, as these may ultimately determine the Board dynamic. The Nominating and Corporate Governance Committee will also consider whether the performance of any candidate is likely to be adversely impacted by excessive time commitments, such as service on other boards.

Shareholders may nominate an individual for election to the Board by way of a shareholder proposal in accordance with the provisions of the CBCA. The Company must receive such a proposal during the 60-day period between January 29, 2024 and March 29, 2024. The Company has adopted an advance notice by-law that provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. See "Advance Notice Requirements for Director Nominations" below. The Company believes that the current statutory rights provided to shareholders adequately address the rights of shareholders to nominate directors.

Responsibilities and Duties of the Chair of the Nominating and Corporate Governance Committee

The Chair of the Nominating and Corporate Governance Committee has the following responsibilities and duties: chair meetings of the committee; in consultation with the Board Chair and the Corporate Secretary's office, determine the frequency, dates and locations of meetings of the committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the committee; in consultation with the Board Chair, ensure that all items requiring the committee's approval are appropriately tabled; report to the Board on the matters reviewed by, and on any decisions or recommendations of, the committee at the next meeting of the Board following any meeting of the committee; and carry out any other or special assignments or any functions as may be requested by the Board.

Compensation and Talent Management Committee

Our Compensation and Talent Management Committee is comprised of Mr. Ashe, Ms. Goodman, and Mr. Phillips, and is chaired by Ms. Goodman. Mr. Phillips is not standing for re-election at the Meeting and the Board of Directors plans to appoint Ms. Simo as a member of the Compensation and Talent Management Committee following the Meeting. Under SEC rules, there are heightened independence standards for members of the Compensation and Talent Management Committee. All of our Compensation and Talent Management Committee members, as well as Ms. Simo, meet this heightened standard and are also independent for purposes of NI 58-101.

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Our Board of Directors has established a Compensation and Talent Management Committee Charter setting forth the purpose, composition, authority and responsibility of the Compensation and Talent Management Committee consistent with the guidance of the Canadian Securities Administrators and the rules of the NYSE and the SEC. The Compensation and Talent Management Committee's purpose is to assist the Board in its oversight of executive compensation, management development and succession, director compensation, equity compensation and compensation disclosure. The principal responsibilities and duties of the Compensation and Talent Management Committee include:

•reviewing at least annually our executive compensation plans;
•evaluating at least annually our CEO's performance in light of the goals and objectives established by our Board of Directors and, based on such evaluation, and with appropriate input from other independent members of our Board of Directors, determining the CEO's annual compensation;
•reviewing on an annual basis the evaluation process and compensation structure for our executive officers and, in consultation with our CEO, reviewing the performance of the other executive officers in order to make recommendations to our Board of Directors with respect to the compensation of such officers;
•assessing the competitiveness and appropriateness of our policies relating to the compensation of executive officers on an annual basis; and
•reviewing and, if appropriate, recommending to our Board of Directors the approval of any adoption, amendment or termination of our incentive and equity-based incentive compensation plans (and the aggregate number of shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the Compensation and Talent Management Committee by any of those plans.

Compensation and Talent Management Committee Interlocks

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation and Talent Management Committee. Pursuant to Shopify's Corporate Governance Guidelines, there shall be no more than two board interlocks at any given time. Currently there are no board interlocks.

Responsibilities and Duties of the Chair of the Compensation and Talent Management Committee

The Chair of the Compensation and Talent Management Committee has the following responsibilities and duties: chair meetings of the Committee; in consultation with the Board Chair and the Corporate Secretary's office, determine the frequency, dates and locations of meetings of the committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the committee; in consultation with the Board Chair, ensure that all

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items requiring the Committee's approval are appropriately tabled; report to the Board on the matters reviewed by, and on any decisions or recommendations of, the committee at the next meeting of the Board following any meeting of the committee; and carry out any other or special assignments or any functions as may be requested by the Board.

Chair of the Board

Tobias Lütke, our CEO and founder, is the Chair of our Board of Directors. Pursuant to our Board Charter, the Board shall choose one of its members to be its Chair by majority vote. Our Board of Directors has adopted a written position description for the Chair which sets out the key responsibilities and duties of the Chair: chair meetings of the Board; chair the annual meeting, and any special meetings, of the shareholders; in consultation with the Corporate Secretary, determine the frequency, dates and locations of meetings of the Board; in consultation with the Lead Independent Director, the CEO, the CFO, the Corporate Secretary's Office, and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board; and as appropriate, carry out any other or special assignments or any functions as may be requested by the Board or management.

Lead Independent Director

Mr. Ashe, an independent director, has been a director since 2014 and has been our Lead Independent Director since the position was created upon our IPO in 2015. In this role, Mr. Ashe is responsible for overseeing the discharge by the Board of its responsibilities, including that the Board evaluates the performance of management objectively, and that the Board understands the boundaries between the responsibilities of the Board and management, and functions independently of management. Our Lead Independent Director consults with the independent directors and represents such directors, where necessary, in discussions with management and the Chair on the conduct of Board meetings, corporate governance, and other issues.

Shopify's Lead Independent Director has the following responsibilities and duties:

•in co-operation with the Chair, provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board Charter and as otherwise appropriate;
•in consultation with the Chair, the CEO, the CFO, the Corporate Secretary's Office, and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board;
•preside over executive sessions of independent directors, and serve as a liaison between the Chair and the independent directors;
•if the Chair is not present at meetings, the Lead Independent Director will chair such meetings;
•in consultation with the CEO, ensure that there is an effective relationship between management and the members of the Board; and
•as appropriate, carry out any other or special assignments or any functions as may be requested by the Chair or management.

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Pursuant to Shopify's Corporate Governance Guidelines, the non-management directors meet in executive session at least semi-annually to discuss, among other matters, the performance of the CEO. The director who presides at these meetings will be the Lead Independent Director or such other non-management director as is selected by a majority of the non-management directors. To date, the presiding director for such meetings has been the Lead Independent Director.

Chief Executive Officer

Our Board of Directors, in conjunction with our CEO, has developed and implemented a written position description for the role of our CEO. Shopify's CEO has overall responsibility for leadership, strategic direction and business results, and will provide the vision and innovation necessary to continue to promote Shopify's excellence and growth.

The CEO is responsible for the development, implementation and continual refinement of Shopify's goals and strategic plans, and the leadership and management skills necessary to achieve them. The CEO will work with the executive management team; oversee the strategic direction and development of the Shopify platform and its products; develop strategic opportunities and partnerships; and encourage the efficient use of Shopify's assets in a responsible manner with a view to achieving its goals.

The CEO will continue an open and communicative relationship with the Board, providing regular updates, and will enable the Board to fulfill all required public company governance functions.

Specific responsibilities of the CEO include:

•serve as a role model for Shopify's vision, values and rules of engagement, and foster a culture of integrity at Shopify;
•maintain perspective on Shopify's overall long-term goals, and effectively communicate these goals to all employees, provide leadership and overall guidance in the administration and operation of Shopify, and motivate a high-performing and innovative organization;
•provide high-level strategic and tactical leadership to the Board and the executive management team;
•work with the executive management team to develop, review and refine Shopify's business strategy;
•execute on Shopify's business strategy to improve and develop the platform and its products, develop and nurture new and existing merchants, partnerships, strategic alliances, and other market opportunities, and encourage growth in a responsible and profitable manner both organically and through mergers and acquisitions where appropriate;
•provide the Board assurance that the proper systems are in place to identify and manage business risks and that such risks are acceptable and are within the guidelines established by the Audit Committee, if any;
•guide Shopify to be well positioned in the public marketplace and build relationships to provide the necessary resources to fund and grow Shopify;

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•together with the CFO and other senior management, as appropriate, establish, maintain and oversee the implementation of Shopify's disclosure controls and procedures, internal controls over financial reporting, and processes for the certification of public disclosure documents as required;
•with the Nominating and Corporate Governance Committee and the Board, assemble and oversee an effective executive management team, allow the Board regular exposure to executive management team members, and put into place an effective plan of succession and development for the CEO and executive management team;
•recommend appointments to the executive management team, monitor performance of the executive management team members and provide feedback and training as appropriate;
•with the Nominating and Corporate Governance Committee and the Board, participate in refining the CEO position description and participate in developing CEO annual targets consisting of personal and corporate goals and objectives, present them to the Board for review and approval, and participate in the Board's annual evaluation of CEO performance against such goals and objectives; and
•carry out any other appropriate duties and responsibilities assigned by the Board.

Orientation and Continuing Education

The Board is responsible for providing an orientation program for new directors to the Board and continuing education opportunities for all directors. The Nominating and Corporate Governance Committee is responsible for assisting in the orientation of new directors, including familiarizing new directors with the Company, Board Chair, Lead Independent Director, other directors, management, and the Company's governance processes.

On joining the Board, new directors are provided with information and participate in meetings with management, executive officers and key members of Company leadership, in order to familiarize themselves with the Company's business and strategic plans, key policies and practices, management structure, auditing and compliance processes, and the Company's Code of Conduct. New Board members also have the opportunity to gain familiarity with the Shopify platform and merchants by connecting with a Shopify merchant, shadowing support interactions between our support team and merchants and learning how to build a Shopify store.

The Chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee's mandate. The Board Chair is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current.

The Board believes that ongoing education is important for maintaining a current and effective Board. The Board and its committees regularly invite different members of the Company's management to present to the Board and its committees on various aspects of the Company's business. Various members of management provide regular updates to the Board with respect to new developments in our business, regulatory developments, and other areas of interest or concern. More specifically, in the past year, directors attended presentations and were provided

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with materials related to, among other things: the general state of our business; recent events affecting the Company; our business roadmap and product priorities; our overall strategy and investment plan; our merchants; the competitive landscape; the Shopify Fulfillment Network; Shopify Editions and Audiences, Shopify's retail product offerings; privacy and cybersecurity; product acceleration, including mergers and acquisitions and strategic partnerships; director and executive compensation and the Company's equity plans; the Company's work with respect to diversity and sustainability; the Company's organizational structure, management resources, executive performance and succession planning; finance updates; legal updates; and corporate governance updates.

In addition, all directors have regular access to and contact with senior management, and directors are encouraged to, and do, speak directly to any member of management regarding any questions or concerns the directors may have. The Board encourages directors to participate in ongoing education, as well as participation in accredited director education programs. Shopify reimburses directors for expenses incurred in connection with these education programs.

Strategy

The Board is responsible for reviewing and approving management's strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures. The Board holds regular, quarterly meetings at which members of management, including our CEO, provide relevant updates on management's strategies, business plans, opportunities and risks. In addition, each year one additional Board meeting is primarily focused on a review and discussion of management's annual operating plan.

Director Equity Ownership

The Company encourages directors to own equity in the Company, whether in the form of stock, options, RSUs, DSUs, or otherwise. However, the Board believes that the amount and nature of a director's equity ownership is a personal decision, and as a result the Board has not adopted a policy requiring minimum equity ownership by directors.

Succession Planning

Our Chief Executive Officer works with the Nominating and Corporate Governance Committee and the Board on a regular basis to ensure there is a current and effective plan of succession and development for the CEO and the executive management team. Our Board of Directors believes that the directors and the CEO should collaborate on management succession planning and that the entire Board should be involved in the critical aspects of the succession planning process for our CEO, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential internal candidates, and making key management succession decisions. Management succession is regularly discussed by the directors in Board meetings and in executive sessions of the Board. In addition, our Board annually reviews the Company's leadership pipeline, talent strategies including succession, and plans for key positions. Directors

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also become familiar with potential successors for key positions through various other means, including Board presentations and informal meetings.

Mechanisms of Board Renewal

Our Board of Directors has not adopted director term limits or mandatory age-related retirement policies. Rather than adopting these or other formal mechanisms of Board renewal, the Nominating and Corporate Governance Committee" reviews the Board's composition on a regular basis, and has established criteria for new directors based upon the Company's current and projected needs. In 2023, these processes culminated in the appointment of Toby Shannan to the Board and the nomination of Bret Taylor for election as a director at the Meeting. In connection with evaluating recommendations for nomination, the Nominating and Corporate Governance Committee and the Board considers director age and tenure. Currently, our oldest director is 72 and our longest serving director is our founder, CEO and Board Chair, Tobias Lütke, who has served since 2004. The remainder of our directors have served for periods between twelve years and three months. See "Election of Directors" in Section 2 for each director's age and the year they were first elected or appointed as a director.

Majority Voting

Shopify is subject to the statutory majority voting requirements under the CBCA (the "CBCA Majority Voting Requirements"), which became effective on August 31, 2022. As a result of the implementation of the CBCA Majority Voting Requirements, Shopify repealed its Majority Voting Policy on March 2, 2023 and is now solely governed by the CBCA Majority Voting Requirements. In accordance with the CBCA Majority Voting Requirements, directors stand for election each year at the annual meeting of shareholders, and a separate vote of shareholders is taken with respect to each candidate nominated for director. If there is an uncontested election, each candidate is elected only if the number of votes cast in their favor represents a majority of the votes cast for and against them by the shareholders who are present in person or represented by proxy. If an incumbent director is not re-elected in an uncontested election, the director may continue in office until the earlier of (i) the 90th day after the day of the election; and (ii) the day on which their successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting and voted on the election of directors.

Disclosure of Voting Results

In accordance with TSX rules, Shopify will make prompt disclosure of detailed vote results following each shareholder meeting.

Conflicts of Interest

A director who has a material interest in a matter before our Board of Directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes

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aware of it. In situations where a director has a material interest in a matter to be considered by our Board of Directors or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

The CBCA states that a director must disclose to the Company, in accordance with the provisions of the CBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. A director required to make such a disclosure is not entitled to vote on any directors' resolution to approve that contract or transaction, unless the contract or transaction:

•relates primarily to the director's remuneration as a director, officer, employee, agent or mandatary of Shopify or an affiliate;
•is for indemnity or insurance otherwise permitted under the CBCA; or
•is with an affiliate.

Diversity

In 2019, the Board adopted a Board Diversity Policy. The Board is committed to a merit-based system for selecting a diverse slate of Board members comprised of talented and dedicated individuals operating within an inclusive culture. The Board believes that a diverse Board operating within an inclusive environment contributes to the enhancement of the performance of the Board and of Shopify by maximizing opportunities for innovation, contributing to a more robust understanding of opportunities and risks, to more effective decision-making, and to better oversight and governance.

The members of the Board are committed to improving the diversity of the Board, including but not limited to diversity of skills, perspectives, experience, education, gender, age, ethnicity, cultural background, religion, national origin, sexual orientation, disability and other factors. To support this goal the Board will:

•Maintain an inclusive environment with a commitment to attaining, maintaining and valuing diversity on the Board.
•Provide education and training to all Board members on diversity and inclusion-related issues.
•Ensure that the Nominating and Corporate Governance Committee periodically assesses the skills, experience, perspectives, and backgrounds of the Board's directors in light of the strategic needs of the Company and the environment in which it operates.
•Ensure that the Nominating and Corporate Governance Committee maintains an ongoing list of highly qualified diverse potential candidates, which includes candidates that are beyond the networks of existing Board members.
•Ensure that, in the event the Nominating and Corporate Governance Committee chooses

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to retain a search firm, that it directs any such firm to deliver a list of highly qualified diverse potential candidates. If the firm cannot find appropriately qualified diverse candidates, the Nominating and Corporate Governance Committee will inquire with the firm as to why it couldn't and as to the process the firm followed in putting together its recommendations.
•Ensure that the Nominating and Corporate Governance Committee, in selecting director candidates to propose to the Board, assesses candidates based on merit, competencies, education, experience, past performance, character, independence, and expected contribution to the Board's performance. The Nominating and Corporate Governance Committee will take into account Shopify's diversity objectives and the diverse nature of the business environment in which Shopify operates.

The Nominating and Corporate Governance Committee reviews the Board Diversity Policy annually to assess its effectiveness. To date, the Board has maintained an inclusive environment and remains committed to attaining, maintaining and valuing diversity on the Board.

A requirement to provide information regarding the representation of "designated groups" among a company's board of directors and senior management has been implemented under the CBCA. "Designated groups", as defined under the regulations to the CBCA, include women, Indigenous persons, persons with disabilities and members of visible minorities. Currently, three of our eight (37.5%) directors and director nominees are women, one of our five (20%) executive officers is a woman and one of our five (20%) executive officers is a member of a visible minority. None of our directors or director nominees identify as an Indigenous person, person with a disability or a member of a visible minority.

We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. To build products to make commerce better for everyone, we recognize that we need to remove barriers and foster inclusion across all dimensions of diversity worldwide. We have incorporated this belief directly into the work we do with merchants, including actively participating in a range of programs to create greater entrepreneurship opportunities for under-represented groups, with a focus on Black and Indigenous entrepreneurs.

In 2020, Shopify launched a global diversity and belonging strategy after consulting with hundreds of employees in countries around the world, which continued to inform our approach in 2022 to make everyone at Shopify and in our ecosystem feel included, valued and heard on our journey to bring more voices to entrepreneurship. Based on the strategy, Shopify designed and implemented diversity and belonging initiatives in a range of areas related to research, learning, talent systems and processes, employee experience, community building, and inclusive communications and storytelling. We continue to bring our commitments to life through tangible actions and initiatives such as company-wide learning on anti-harassment and accessibility.

We do not currently have a formal policy for the representation of designated groups in senior management of the Company. However, our senior executives take gender and other diversity

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representation into consideration as part of their overall recruitment and selection process. During 2022, Shopify continued to execute on a series of initiatives to embed diversity and belonging principles in all stages of our hiring process to achieve meaningful representation across all dimensions of diversity.

We have not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment. We do not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit our ability to ensure that the overall composition of the Board of Directors and senior management meets the needs of our organization and our shareholders.

The composition of the Board of Directors is shaped by the selection criteria established by the Nominating and Corporate Governance Committee and pursuant to the Board Diversity Policy. The committee ensures that diversity considerations are taken into account in senior management, monitors the level of representation of women and Designated Groups on the Board and in senior management positions, continues to broaden recruiting efforts to attract and interview qualified female and diverse candidates, and is committed to retention and training to ensure that our most talented employees are promoted from within our organization, all as part of our overall recruitment and selection process to fill Board or senior management positions as the need arises. The committee fully supports the benefits to Shopify and society of board diversity on many counts. As a global company based everywhere, the committee is focused on searching relentlessly for suitably qualified candidates that meet Shopify's standards of excellence, experience and expertise, while also meeting Shopify's diversity goals.

Environment

Shopify's Nominating and Corporate Governance Committee oversees the Company's strategy and initiatives relating to environmental, social and corporate governance matters that are significant to the Company. Shopify's intention to build a company for the long term requires the Company to consider the environmental and social factors that affect merchants, employees and Shopify's ability to operate. As part of this commitment, Shopify established a Sustainability Fund in 2019 to help prove, scale and commercialize climate technology and optimize impact over the long term. The Nominating and Corporate Governance Committee receives regular updates from senior management and subject-matter experts on the status of the Sustainability Fund and the deployment of fund assets. In 2020, Shopify's Sustainability Fund began directing a minimum of $5 million annually to purchase carbon removal to support scientifically, technologically and economically sound solutions that, once scaled, may have a material impact in addressing climate change. In 2022, we continued to allocate our Sustainability Fund, and amplified our efforts by founding Frontier, a commitment to spend $925 billion on permanent carbon removal, alongside Stripe, Alphabet, Meta and McKinsey. By year end, we had committed more than $33 million through both initiatives. In addition, we entered into a power purchase agreement to purchase an amount of wind energy equivalent to powering 100% of the Company's employee home offices across North America. Finally, we launched an app called Planet, which merchants can add to their stores to achieve carbon-neutral shipping and fund the same innovative carbon removal companies that Shopify supports. We continued to run our Shop

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Pay carbon removal initiative and maintained Shopify's carbon-neutral operations status. Going forward, we will continue to focus on our Sustainability Fund and Frontier commitments as well as our carbon neutral operational goals.

Code of Conduct

We have adopted a Code of Conduct applicable to all of our directors, officers and employees, including our CEO, CFO, controller or principal accounting officer, or other persons performing similar functions, which is a "code" under NI 58-101 and a "code of ethics" as defined by applicable SEC rules. The Code of Conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others' trust in Shopify at all times. The full text of the Code of Conduct is posted on our website at investors.shopify.com/governance.

In 2022, all employees were provided online training on the Code of Conduct, and were required to read the Code and certify to having read and understood the Code. All new employees undergo the same training and certification process as they join the Company.

If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Conduct, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. To date, no such amendment or waiver has been made or granted.

    Monitoring Compliance with the Code of Conduct

Our Nominating and Corporate Governance Committee is responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our Board of Directors for consideration. The Nominating and Corporate Governance Committee assists our Board of Directors with the monitoring of compliance with the Code of Conduct, and is responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which are considered by the Audit Committee, or waivers applicable to our directors or executive officers, which are subject to review by our Board of Directors as a whole). The Board is provided with quarterly reports from management on any issues under the Code of Conduct that may have arisen and how they were investigated and resolved.

    Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct or any of our policies, or any unethical or questionable act or behavior, our Code of Conduct requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or

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suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our Code of Conduct contains procedures designed to facilitate confidential, anonymous submissions by our employees.

Shopify has a whistleblower hotline that employees and others can access by phone or online, and choose to report anonymously or not at their option. The Chair of the Audit Committee is automatically notified of any whistleblower reports and the Board is provided with quarterly reports from management on any whistleblower reports that may have been reported and how they were investigated and resolved.

Shareholder Meetings

Under the CBCA, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our Board of Directors, provided that the meeting must not be held later than 15 months after the preceding annual meeting, but no later than six months after the end of our preceding financial year. A meeting of our shareholders may be held anywhere our directors determine or be conducted in a virtual-only format. Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders' meeting.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business (which is any business other than the consideration of the financial statements, auditor’s report, election of directors or the re-appointment of the current auditor), the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 and not more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer. Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

Our by-laws provide that a quorum of shareholders is the holders of at least 25% of the shares entitled to vote at the meeting, attending the meeting themselves or represented by proxy, and at least two persons entitled to vote at the meeting, attending the meeting themselves or represented by proxy. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place, but may not transact any further business.

Holders of our Class A subordinate voting shares, Class B restricted voting shares and the Founder Share are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our Corporate Secretary, our auditor and any other persons invited by our Chair or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be

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entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Advance Notice Requirements for Director Nominations

We have adopted an advance notice by-law which was approved by our shareholders at our 2015 annual meeting. The by-law provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary at our principal executive offices. To be timely, a shareholder's notice must be received (1) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (2) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Our advance notice by-law also prescribes the proper written form for a shareholder's notice. Our Board of Directors may, at its sole discretion, waive any requirement under these provisions.

Choice of Forum

We have adopted a forum selection by-law which was approved by our shareholders at our 2015 annual meeting. The by-law provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate courts therefrom (or, failing such court, any other "court" as defined in the CBCA having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our articles or by-laws, or (4) any action or proceeding asserting a claim otherwise related to our "affairs" (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-law.

Share Structure

Our Class B restricted voting shares have ten votes per share, our Class A subordinate voting shares have one vote per share and the Founder Share has a variable number of votes. All Class B restricted voting shares will convert automatically into Class A subordinate voting shares on the date on which the outstanding Class B restricted voting shares represent less than 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B restricted voting shares as a group. The Founder Share provides a variable number of votes that represents, when

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combined with the votes attached to certain other voting shares of the Company beneficially owned or controlled by Tobias Lütke, his immediate family and affiliates, at least 40% of the aggregate voting power attached to all of the Company's outstanding voting shares, provided that such variable number of votes does not cause the aggregate voting power of Tobias Lütke and his immediate family and affiliates to exceed 49.9% of the aggregate voting power attached to all of the Company's outstanding voting shares.

The holders of our Class B restricted voting shares and the Founder Share collectively control a substantial percentage of the combined voting power of our voting shares even though the Class B restricted voting shares and the Founder Share each represent a substantially smaller percentage of our total outstanding shares. The concentrated voting control of holders of our Class B restricted voting shares and the Founder Share limits the ability of our Class A subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amendment of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of Class B restricted voting shares and the Founder Share will have the ability to influence many matters affecting Shopify and actions may be taken that our Class A subordinate voting shareholders may not view as beneficial. Given the terms of the Founder Share, this will continue to be the case even following the conversion of all Class B restricted voting shares in accordance with their terms, as the conversion will increase the voting power of the Founder Share, subject to the limitations of the terms of the Founder Share.

    Certain Class Votes

Class A subordinate voting shares and Class B restricted voting shares

Except as required by the CBCA, applicable securities laws or our restated articles of incorporation, holders of Class A subordinate voting shares and Class B restricted voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Neither the holders of the Class A subordinate voting shares nor the holders of the Class B restricted voting shares are entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a), and (e) of subsection 176(1), respectively of the CBCA. Pursuant to our restated articles of incorporation, neither holders of our Class A subordinate voting shares nor holders of our Class B restricted voting shares will be entitled to vote separately as a class on a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A subordinate voting shares and Class B restricted voting shares differently, on a per share basis, and such holders are not already

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otherwise entitled to vote separately as a class under applicable law or our articles of incorporation in respect of such exchange, reclassification or cancellation.

Pursuant to our restated articles of incorporation, holders of Class A subordinate voting shares and Class B restricted voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Class A subordinate voting shares and Class B restricted voting shares, each voting separately as a class.

Founder Share

The Founder Share will vote together with the Class B restricted voting shares and the Class A subordinate voting shares as a single class except as otherwise expressly provided in the Company's restated articles of incorporation or as provided by law.

The holder of the Founder Share is not entitled to vote separately as a class: (1) upon a proposal to amend the restated articles of incorporation of the Company in the case of an amendment referred to in paragraph (a) or (e) of subsection 176(1) of the CBCA; or (2) upon a proposal to amend the restated articles of incorporation of the Company in the case of an amendment referred to in paragraph (b) of subsection 176(1) of the CBCA unless such exchange, reclassification or cancellation affects only the holder of the Founder Share.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class B restricted voting shares would not necessarily require that an offer be made to purchase Class A subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Class A subordinate voting shares will be entitled to participate on an equal footing with holders of Class B restricted voting shares, the holders of the outstanding Class B restricted voting shares on completion of our IPO entered into a customary coattail agreement with Shopify and a trustee (the "Coattail Agreement"). The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Class A subordinate voting shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class B restricted voting shares had been Class A subordinate voting shares.

The undertakings in the Coattail Agreement will not apply to prevent a sale of Class B restricted voting shares by a holder of Class B restricted voting shares party to the Coattail Agreement if concurrently an offer is made to purchase Class A subordinate voting shares that:

(a)offers a price per Class A subordinate voting share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class B restricted voting shares;

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(b)provides that the percentage of outstanding Class A subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class B restricted voting shares to be sold (exclusive of Class B restricted voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);
(c)has no condition attached other than the right not to take up and pay for Class A subordinate voting shares tendered if no shares are purchased pursuant to the offer for Class B restricted voting shares; and
(d)is in all other material respects identical to the offer for Class B restricted voting shares.

In addition, the Coattail Agreement will not prevent the sale of Class B restricted voting shares by a holder thereof to a Permitted Holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class B restricted voting shares into Class A subordinate voting shares, will not, in of itself constitute a sale of Class B restricted voting shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class B restricted voting shares (including a transfer to a pledgee as security) by a holder of Class B restricted voting shares party to the Coattail Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class B restricted voting shares are not automatically converted into Class A subordinate voting shares in accordance with our articles of incorporation.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class A subordinate voting shares. The obligation of the trustee to take such action will be conditional on Shopify or holders of the Class A subordinate voting shares providing such funds and indemnity as the trustee may require. No holder of Class A subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class A subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class A subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class A subordinate voting shares held directly or indirectly by holders of Class B restricted voting shares, their affiliates and related parties and any persons who have an agreement to purchase Class B restricted voting shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

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No provision of the Coattail Agreement limits the rights of any holders of Class A subordinate voting shares under applicable law.

Company Communication with Shareholders

Shopify has a Disclosure Policy and a Disclosure Committee. The Disclosure Committee currently consists of representatives of Shopify's Finance, Legal and Communications teams.

The Disclosure Policy seeks to ensure that our external communications are timely, accurate, complete and broadly distributed in compliance with all applicable legal and regulatory requirements. It is the responsibility of Shopify's Disclosure Committee to determine if, when and how to disclose material information related to Shopify.

The Disclosure Committee and the Board have reviewed and approved this Circular, and review and approve our Annual Information Form and our annual financial reports and management's discussion and analysis and associated earnings press release. The Disclosure Committee and the Audit Committee review and approve interim financial reports, interim management's discussion and analysis and associated earnings press releases. The Company holds quarterly conference calls following the release of our quarterly and annual results. All shareholders may listen to a live audio webcast or to archived webcasts on our website at investors.shopify.com.

Shareholder Communications with the Board

The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. Shareholders may contact the Board about issues or questions about Shopify by sending a letter to:

Shopify Inc.
151 O'Connor Street, Ground Floor
Ottawa, Ontario, K2P 1L8
Canada
Attn: Board of Directors
By email: corporate@shopify.com

If a shareholder wishes to contact the independent members of the Board, he or she should address such communication to the attention of the Lead Independent Director at the address above. Shopify's legal department will initially receive and process these communications before forwarding them to the addressee, and generally will not forward a communication that it determines to be primarily commercial in nature, is related to an improper or irrelevant topic, or is a request for general information about the Company, its products or services.

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SECTION 5: GENERAL AND ADDITIONAL INFORMATION

Interests of Certain Persons or Companies on Matters to be Acted Upon

Other than as described herein, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, no proposed nominee for election as director of the Company and no associate or affiliate of any of the foregoing persons has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.

Interest of Informed Persons in Material Transactions

Other than as described herein, no informed persons of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction in the last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Other Matters

As of the date of this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

Additional Information

Additional financial information about Shopify, including Shopify's 2022 Annual Report on Form 40-F, including its audited Consolidated Financial Statements and Notes and related Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2022 are accessible on SEDAR at sedar.com, on EDGAR at sec.gov, on our website at investors.shopify.com, or by contacting Shopify by phone at 1-613-241-2828 ext. 1024 or by email at IR@shopify.com. Shareholders may, upon request, receive a hard copy of the complete audited Consolidated Financial Statements and Notes and related Management's Discussion and Analysis, free of charge.

In addition, shareholders may contact Broadridge to request a paper copy of this Circular and our audited Consolidated Financial Statements and Notes and related Management's Discussion and Analysis, at no cost to you, up to one year from the date of the filing of this Circular on SEDAR, by calling 1-877-907-7643 or at www.proxyvote.com, and entering the provided 16-digit control number.

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Approval by Directors

The Board of Directors of the Company approved the contents of this Circular and authorized it to be sent to each shareholder who is eligible to receive notice of, and vote his, her or its shares at, our Annual Meeting of Shareholders, as well as to each director and to the Company's auditors.

Jessica Hertz
General Counsel and Corporate Secretary
May 12, 2023

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SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table describes the Company's current corporate governance practices in accordance with the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Requirement Under Form 58-101F1	Comments
Board of Directors
Disclose the identity of directors who are independent.
The Board has determined that all existing directors and proposed director nominees, with the exception of Mr. Lütke and Mr. Shannan, are independent. See disclosure under "Director Independence" in Section 2 of this Circular.

All of the committees of the Board are composed entirely of independent directors.

Disclose the identity of directors who are not independent, and describe the basis for that determination.
The Board has determined that Mr. Lütke is not independent as he is the Chief Executive Officer of the Company. In addition, the Board has determined that Mr. Shannan is not independent as he has served, within the last three years, as an executive officer of the Company. See disclosure under "Director Independence" in Section 2 of this Circular.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	All director nominees, with the exception of Mr. Lütke and Mr. Shannan, are independent. See disclosure under "Director Independence" in Section 2 of this Circular.
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All other directorships have been disclosed in the "Election of Directors" section of this Circular.
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Requirement Under Form 58-101F1	Comments
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	In camera non-executive sessions of the Board are held at each regularly scheduled Board and committee meeting. See "Election of Directors" in Section 2 and "Director Independence" and "Meetings of Independent Directors" in Section 4 of this Circular.
Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.	The Chair of the Board is Mr. Lütke, who is not an independent director.

The Lead Independent Director is Mr. Ashe, who is an independent director. See "Lead Independent Director" in Section 4 of this Circular. The Board has developed and approved a position description for the Lead Independent Director which can be found on the Company's website at investors.shopify.com/governance.
Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.	Each director standing for re-election attended all of the Board meetings held since January 1, 2022, and each director standing for re-election attended at least 95% of the Committee meetings of which he or she was a member since January 1, 2022. See Section 2(1) - Election of Directors for detailed attendance information for each director.
Board Mandate
Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board's Charter is attached to this Circular as Schedule B.
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Requirement Under Form 58-101F1	Comments
Position Descriptions
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has developed and approved a position description for the Board Chair and each committee Chair, which position descriptions form part of the Board Charter and each respective committee charter, each of which can be found on the Company's website at investors.shopify.com/governance.
Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board has developed a written position description for the CEO. See "Chief Executive Officer" in Section 4 of this Circular.
Orientation and Continuing Education
Briefly describe what measures the Board takes to orient new directors regarding:	See "Orientation and Continuing Education" in Section 4 of this Circular.
the role of the Board, its committees and its directors, and the nature and operation of the issuer's business.
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Ethical Business Conduct
Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a written Code of Conduct for the directors, officers and employees.
disclose how a person or company may obtain a copy of the code;	Shopify's Code of Conduct can be found at investors.shopify.com/governance.
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Requirement Under Form 58-101F1	Comments
describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	The Board receives quarterly reports from the General Counsel as to compliance with the Code of Conduct and is notified of any reported issues. The Chair of the Audit Committee is automatically notified if there are any reports made to Shopify's anonymous whistleblowing hotline.

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	To the Company's knowledge there has been no conduct by our directors or executive officers that constitutes a departure from our Code of Conduct since January 1, 2022 and, accordingly, no material change reports related thereto have been required.
Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	See "Conflicts of Interest" in Section 4 of this Circular.
Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	See "Code of Conduct", "Monitoring Compliance with the Code of Conduct" and "Complaint Reporting" in Section 4 of this Circular.
Nomination of Directors
Describe the process by which the Board identifies new candidates for Board nomination.	See "Nominating and Corporate Governance Committee" and "Diversity" in Section 4 of this Circular.
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Nominating and Corporate Governance Committee is composed entirely of independent directors.
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are set out in its charter, which is available on the Company's website at investors.shopify.com/governance.
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Requirement Under Form 58-101F1	Comments
Compensation
Describe the process by which the Board determines the compensation for the issuer's directors and officers.	See "Compensation of Executives" and "Compensation of Directors" in Section 3 of this Circular.
Disclose whether or not the Board has a Compensation and Talent Management Committee composed entirely of independent directors. If the Board does not have a Compensation and Talent Management Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Compensation and Talent Management Committee is composed entirely of independent directors.
If the Board has a Compensation and Talent Management Committee, describe the responsibilities, powers and operation of the Compensation and Talent Management Committee.	The responsibilities, powers and operation of the Compensation and Talent Management Committee are set out in its charter, which is available on the Company's website at investors.shopify.com/governance.
Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no standing committees other than the Audit Committee, the Compensation and Talent Management Committee and the Nominating and Corporate Governance Committee.
Assessments
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.	See "Board, Committee and Director Evaluations" in Section 4 of this Circular.
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Requirement Under Form 58-101F1	Comments
Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	We have not adopted term limits for directors on our Board or other automatic mechanisms of Board renewal. See "Mechanisms of Board Renewal" in Section 4 of this Circular, for a discussion as to why we have not done so.

Policies Regarding the Representation of Women on the Board
(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	The Board has a Board Diversity Policy relating to the identification and nomination of diverse directors. Gender is one axis of diversity considered in this policy. See "Diversity" in Section 4 of this Circular, for more information about the Board Diversity Policy.
(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
a short summary of its objectives and key provisions,
the measures taken to ensure that the policy has been effectively implemented, annual and cumulative progress by the issuer in achieving the objectives of the policy, and whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
Consideration of the Representation of Women in Director Identification and Selection Process
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.	See "Diversity" in Section 4 of this Circular, for a discussion as to how the Board and Nominating and Corporate Governance Committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board.
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Requirement Under Form 58-101F1	Comments
Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reason for not doing so.	See "Diversity" in Section 4 of this Circular, for a discussion as to how we consider the level of representation of women in executive officer positions when making executive officer appointments.
Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a) For purposes of this Item, a "target" means a number of percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.
(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.	We have not adopted a target regarding women on our Board. See "Diversity" in Section 4 of this Circular, for a discussion as to why we have not done so.
(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	We have not adopted a target regarding women in executive officer positions. See "Diversity" in Section 4 of this Circular, for a discussion as to why we have not done so.
(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:
the target, and
the annual and cumulative progress of the issuer in achieving the target.
Number of Women on the Board and in Executive Officer Positions
Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.	Currently, there are three women on our Board, representing 37.5% of Shopify's eight directors. After the Meeting, we expect there will be three women on our Board, representing 37.5% of Shopify's eight directors.
Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Currently, we have one executive officer who is a woman, representing 20% of Shopify's five executive positions.
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SCHEDULE B
SHOPIFY INC.
BOARD CHARTER
This Board Charter ("Charter") has been adopted by the Board of Directors ("Board") of Shopify Inc. ("Company").

I.Purpose

The Board is responsible for supervising the management of the business and affairs of the Company. It is management's duty to run the Company's business on a day-to-day basis. The Board is expected to focus on guidance and strategic oversight, with the goal of increasing shareholder value over the long term.

In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

II.Access to Information and Authority

The Board will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board shall have the authority to, at its sole discretion and at the Company's expense, retain and set the compensation of outside legal or other advisors, as necessary to assist in the performance of its duties and responsibilities.

III.Composition and Meetings

The Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Nominating and Governance Committee of the Board, in accordance with the Company's articles and by‐laws.The Board will be comprised of a majority of "independent" directors within the meaning of the applicable listing standards of the New York Stock Exchange and National Policy 58-201 - Corporate Governance Guidelines adopted by the Canadian Securities Administrators.

The Board shall choose one of its members to be its Chair by majority vote, which Chair shall have the duties and responsibilities set out in Section V.

The Board shall appoint from among its members the members of each Committee of the Board, in consultation with the relevant Committee of the Board.

The Board will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. The Board and the Chair may invite any executive, employee, or such other person or external advisor as it deems appropriate to attend and participate in any portion of any Board meeting, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities. The independent members of the Board will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled meeting in camera.

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IV.Responsibilities and Duties of the Board

The responsibilities and duties of the Board shall include the following:

Approved by the Board May 5, 2015, effective as of the Company's initial public offering, amended July 29, 2015 and November 30, 2018.

Chief Executive Officer and Officers
1.Appointing the Chief Executive Officer ("CEO") and, together with the CEO, developing a written position description for the role of the CEO.
2.Developing the corporate goals and objectives that the CEO is responsible for meeting and reviewing the performance of the CEO against such corporate goals and objectives.
3.Taking steps to satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.
4.Succession planning for the CEO and other key personnel.

Financial Reporting
5.Approving:
•the annual financial statements and related Management's Discussion and Analysis or MD&A, and their filing and disclosure; and
•the Company's annual earnings press releases, including any pro forma or non-GAAP information included therein, and their filing and disclosure.
6.Reviewing and monitoring, with the assistance of the Audit Committee:
•the quality and integrity of the Company's financial statements;
•the external reporting of the Company's financial and operating performance in compliance with all regulatory and statutory requirements; and
•the appointment and performance of the external auditor.
Financial Reporting Processes, Accounting Policies and Internal Controls
7.Reviewing and monitoring, with the assistance of the Audit Committee:
•the adequacy and effectiveness of the Company's system of internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls; and
•the quality and integrity of the Company's external financial reporting processes.
Ethical and Legal Compliance and Risk Management
8.Reviewing and approving the Company's code of conduct ("Code of Conduct").
9.Reviewing and monitoring:
•compliance with the Code of Conduct and other ethical standards adopted by the Company;
•the Company's compliance with applicable legal and regulatory requirements, though notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Board to ensure the Company's compliance with applicable laws or regulations; and
•the Company's enterprise risk management processes.

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Other Responsibilities
10.Reviewing and approving management's strategic and business plans.
11.Reviewing and approving the Company's financial objectives, plans, and actions, including significant capital allocations and expenditures.
12.Reviewing and approving material transactions not in the ordinary course of business.
13.In consultation with management, oversee and review the Company's procedures with respect to the Company's public disclosure to ensure that communications with the public are timely, factual, accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements.
14.Providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors.
15.Overseeing the assessment by the Nominating and Governance Committee of the Board, each committee and each director.
16.Developing and overseeing a method for interested parties to communicate directly with the Board.
17.Performing any other activities consistent with this Charter, the Company's by-laws, and governing laws that the Board determines are necessary or appropriate.

V.Responsibilities and Duties of the Chair
The Chair shall have the following responsibilities and duties:
•chair meetings of the Board;
•chair the annual meeting, and any special meetings, of the shareholders;
•in consultation with the Corporate Secretary, determine the frequency, dates and locations of meetings of the Board;
•in consultation with the Lead Independent Director, the CEO, the CFO, the Corporate Secretary's Office and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board; and
•as appropriate, carry out any other or special assignments or any functions as may be requested by the Board or management.

VI.Limitation on the Board's Duties
The Board shall discharge its responsibilities, and shall assess the information provided by the Company's management and any external advisors, including the external auditor, in accordance with its business judgment. Members of the Board are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided, and representations made by management as to any audit or non‐audit services provided by the external auditor.

Nothing in this Mandate is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the amended articles of incorporation or by-laws of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Company or other liability whatsoever.
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VII.Review of Charter

The Nominating and Governance Committee of the Board will review and reassess the adequacy of this Charter from time to time and recommend any proposed changes to the Board for approval.

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